

美國海陸國際律師事務所



Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

October 23, 2002

SEC FILE NO. 82-5146

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Re: Vodatel Networks Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Vodatel Networks Holdings Limited (the "Company"), S.E.C. File No. 82-5146, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's circular for termination of existing share option scheme; adoption of new share option scheme and cancellation of options, dated October 19, 2002, published (in both English and Chinese language) in the Company's public website;

(2) The Company's notice of special general meeting to be held on November 5, 2002, dated October 19, 2002, published (in both English and Chinese language) in the Company's public website;

(3) The Company's general mandates to issue and repurchase shares, dated September 27, 2002, published (in both English and Chinese language) in the Company's public website;

(4) The Company's notice of annual general meeting to be held on November 5, 2002, dated September 27, 2002, published (in both English and Chinese language) in the Company's public website;

(5) The Company's 2002 Annual Report;

(6) The Company's announcement of change of principal place of business, dated September 16, 2002, published (in both English and Chinese language) in the Company's public website;

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(7) The Company's announcement of the audited consolidated final results for the year ended June 30, 2002, dated September 16, 2002, published (in both English and Chinese language) in the Company's public website; and

(8) The Company's notice of the Board of Directors' Meeting to be held on September 16, 2002, dated September 4, 2002, published (in both English and Chinese language) in the Company's public website.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Vodatel Networks Holdings Limited

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Vodatel Networks Holdings Limited (the "Company"), you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

TERMINATION OF EXISTING SHARE OPTION SCHEME

ADOPTION OF NEW SHARE OPTION SCHEME

AND CANCELLATION OF OPTIONS

This circular, for which the directors of the Company and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, (a) the information contained in this circular is accurate and complete in all material respects and not misleading; (b) there are no other matters the omission of which would make any statement in this circular misleading; and (c) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

A notice convening a special general meeting of the Company to be held on Tuesday, 5th November, 2002 at the Chatham Room, Level 7, Conrad Hong Kong at 11:05 a.m. (or so soon thereafter as the annual general meeting of the Company to be held at the same place and date at 11:00 a.m. shall have been concluded) is set out on pages 18 to 19 of this circular. Whether or not they are able to attend the special general meeting, shareholders of the Company are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's principal place of business in Hong Kong at Room 1401, 14th Floor, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the special general meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the special general meeting or any adjourned meeting, should you so wish.

This circular will remain on the GEM website at www.hkgem.com on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

* *For identification purpose only*

19th October, 2002

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET OF THE STOCK EXCHANGE OF HONG KONG LIMITED

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website at www.hkgem.com in order to obtain up-to-date information on GEM-listed issuers.

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Adoption Date"	the date on which the proposed Scheme is adopted at the SGM. This is expected to be 5th November, 2002, being the date of the SGM;
"AGM"	the annual general meeting of the Company to be held on Tuesday, 5th November, 2002 at 11:00 a.m.;
"associate"	the meaning ascribed thereto in the GEM Listing Rules;
"Auditors"	the auditors of the Company for the time being;
"Board"	the board of Directors of the Company or a duly authorised committee thereof;
"business day"	any day (excluding Saturday and Sunday) on which banks in Hong Kong generally are open for business;
"Commencement Date"	in respect of any particular Option, the date on which the Option is granted in accordance with the terms of the Scheme;
"Company"	Vodatel Networks Holdings Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on GEM;
"Directors"	the directors of the Company;
"Employee"	any employee of the Group, including Directors (being the executive Directors and non-executive Directors) of the Group, at the time when the Option is granted to such person;
"Existing Options"	options already granted pursuant to the Existing Scheme whereby the holders thereof may subscribe for Shares;
"Existing Optionholder(s)"	holder(s) of the Existing Outstanding Options;
"Existing Outstanding Options"	the outstanding Existing Options, excluding options exercised, cancelled and lapsed pursuant to terms of the Existing Scheme;
"Existing Scheme"	the existing share option scheme adopted by the Company on 10th February, 2000, which the Company proposes to terminate at the SGM;
"GEM"	the Growth Enterprise Market operated by the Stock Exchange;

"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM of the Stock Exchange;
"Grantee"	any Participant who has been offered and has accepted an Offer in accordance with the terms of the Scheme, or (where the context so permits) any person who is entitled to any such Option in consequence of the death of the original Grantee;
"Group"	the Company and its Subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Independent Shareholders"	Shareholders, other than the participants of the Existing Scheme and their associates;
"Latest Practicable Date"	18th October, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Offer"	the offer of the grant of an Option made pursuant to the Scheme;
"Offer Date"	the date on which an Offer is made to a Participant;
"Option"	an option pursuant to which a Participant is granted a right to subscribe for Shares granted pursuant to the Scheme;
"Option Period"	a period to be determined and notified by the Board to each Grantee, which period may commence on a day after the Commencement Date but shall end in any event not later than ten years after the Commencement Date;
"Participant"	any Employee, independent non-executive Directors and certain consultants, suppliers or customers of the Group who, in the sole discretion of the Board, have contributed or will contribute or can contribute to the Group;
"Scheme"	the new share option scheme which the Company proposes to adopt at the SGM, a summary of the principal terms of which is set out in Appendix I to this circular;
"SGM"	the special general meeting of the Company to be held on Tuesday, 5th November, 2002 at 11:05 a.m. (or so soon thereafter as the Annual General Meeting shall have been concluded), notice of which is set out on pages 18 to 19 of this circular;

"Share(s)"	shares of HK$0.10 each in the capital of the Company (or of such other nominal amount as may be resulted from a sub-division, reduction, consolidation, reclassification or reconstruction of the share capital of the Company from time to time);
"Share Registrar"	Abacus Share Registrars Limited, or the Hong Kong branch share registrar of the Company from time to time;
"Shareholder(s)"	holders of Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subscription Price"	the price per Share at which a Grantee may subscribe for Shares on the exercise of an Option granted pursuant to the Scheme; and
"Subsidiary(ies)"	a company which is for the time being and from time to time a subsidiary (within the meaning of section 2 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)) of the Company, whether incorporated in Hong Kong or elsewhere.



VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Executive Directors:
Mr. José Manuel dos SANTOS *(Chairman)*
Mr. YIM Hong
Mr. KUAN Kin Man
Ms. Monica Maria NUNES

Independent Non-executive Directors:
Mr. CHUI Sai Cheong
Mr. LO King Chiu, Charles

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business:
No. 74 da Rua da Felicidade
Edf. Vodatel
Taipa
Macau

Principal Place of Business in Hong Kong:
Room 1401, 14/F
China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

19th October, 2002

To the Shareholders and, for information only, the Existing Optionholders and the holders of the convertible bonds issued by the Company

Dear Sir or Madam,

TERMINATION OF EXISTING SHARE OPTION SCHEME ADOPTION OF NEW SHARE OPTION SCHEME AND CANCELLATION OF OPTIONS

INTRODUCTION

The Stock Exchange announced certain amendments to Chapter 23 (share option schemes) of the GEM Listing Rules on 26th September, 2001 which came into effect on 1st October, 2001. The Directors propose that, subject to approval by its shareholders at the SGM, the Company terminates the Existing Scheme and adopts the Scheme to comply with the revised rules. A summary of the principal terms of the Scheme is set out in Appendix I to this circular.

* *For identification purpose only*

The Directors also propose, subject to the agreement of the Existing Optionholders, to cancel the Existing Outstanding Options granted under the Existing Scheme.

The purpose of this circular is to provide you with information in respect of the proposed termination of the Existing Scheme, the proposed adoption of the Scheme and the proposed cancellation of the Existing Outstanding Options granted under the Existing Scheme.

DETAILS OF THE SCHEME

The purpose of the Scheme is to provide incentives or rewards to Participants thereunder for their contribution and/or future contribution to the Group and/or to enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group.

The Scheme does not specify a minimum period for which an Option must be held nor a performance target which must be achieved before an Option can be exercised. However, the rules of the Scheme provide that the Board may determine, at its sole discretion, such terms(s) on the grant of an Option, which terms may vary on a case by case basis. Subject to the provisions of the GEM Listing Rules and the rules of the Scheme, the Subscription Price shall be a price determined by the Board at its absolute discretion. Under the rules of the Scheme, the Board has a discretion to set a minimum period for which an Option has to be held before the exercise of the subscription rights attaching thereto, coupled with the power of the Board to impose any performance target as it considers appropriate before any Option can be exercised. The Directors consider that such discretion will give the Board flexibility to use the minimum period and/or performance target to motivate the Participants to use their best endeavours in assisting the growth and development of the Group. The Directors consider that the aforesaid criteria and rules will serve to preserve the value of the Company and encourage the Participants to acquire proprietary interests in the Company.

The Directors consider that it is not appropriate to state the value of all Options that can be granted under the Scheme as if they had been granted on the Latest Practicable Date as a number of variables which are crucial for the calculation of the Options' value have not been determined. Such variables include the exercise price, exercise period, any performance targets set and other relevant variables. The Directors believe that any calculation of the value of the Options as at the Latest Practicable Date based on a great number of speculative assumptions would not be meaningful and would be misleading to the Shareholders.

The Scheme will take effect subject to (i) the passing of an ordinary resolution by the Shareholders to approve and adopt the Scheme and to authorise the Board to grant Options to subscribe for Shares thereunder and to allot, issue and deal with Shares pursuant to the exercise of any Options granted under the Scheme, and (ii) the GEM Listing Committee of the Stock Exchange granting approval of the listing of and permission to deal in any Shares to be issued pursuant to the exercise of Options (subject to an initial limit of 10% of the Shares in issue on the Adoption Date). If either of the above conditions is not satisfied on or before the date following 30 days after the Adoption Date, the Scheme will determine immediately, and any Option granted or agreed to be granted pursuant to the Scheme and any offer of such grant shall be of no effect and no person shall be entitled to any rights or benefits or be under any obligations under or in respect of the Scheme.

The Existing Scheme will be terminated on the Scheme coming into effect upon the fulfilment of the conditions set out above. On termination of the Existing Scheme, no further options may be granted under the Existing Scheme. As at the Latest Practicable Date, the Directors confirm that other than the Existing Outstanding Options, there are no outstanding options under the Existing Scheme and there are no other share option schemes of the Company other than the Existing Scheme.

Details of the Existing Options granted under the Existing Scheme are set forth below:

Date of grant	Exercise price per Share *(HK$)*	No. of Shares to be issued upon exercise of the Existing Options granted	No. of underlying Shares comprising the Existing Options exercised	No. of underlying Shares comprising the Existing Options lapsed	No. of underlying Shares comprising the Existing Options cancelled	No. of Shares to be issued upon exercise of the Existing Outstanding Options
16th August, 2000	1.19	5,916,000	Nil	454,000	Nil	5,462,000
1st August, 2001	0.79	13,466,000	Nil	200,000	Nil	13,266,000
Total		19,382,000	Nil	654,000	Nil	18,728,000

An application has been made to the Stock Exchange for the approval of the listing of and permission to deal in the Shares which may fall to be issued pursuant to the exercise of subscription rights attaching to any Options that may be granted under the Scheme.

As at the Latest Practicable Date, the issued share capital of the Company comprised 607,984,000 Shares. An aggregate of 18,728,000 Shares will be issued upon exercise of the Existing Outstanding Options in full, representing about 3.08% of the issued share capital of the Company as at the Latest Practicable Date.

The Scheme is conditional on:

(i) the passing of an ordinary resolution by the Shareholders necessary to approve and adopt the Scheme and to authorise the Board to grant Options to subscribe for Shares thereunder and to allot, issue and deal with Shares pursuant to the exercise of any Options granted under the Scheme; and

(ii) the GEM Listing Committee of the Stock Exchange granting approval of the listing of, and permission to deal in, Shares to be issued as mentioned therein.

A resolution will be put forward to the Shareholders for consideration at the SGM for the adoption of the Scheme and the termination of the Existing Scheme. Approval by the Shareholders for the adoption of the Scheme will also terminate the Existing Scheme.

Subject to the approval of the Shareholders of the adoption of the Scheme at the SGM and conditional upon the Stock Exchange granting approval of the listing of, and permission to deal in, the Shares or any part thereof that may fall to be issued pursuant to the exercise of the Options, the Directors will have the right to grant Options to the Participants to subscribe for Shares such that the total number of Shares which may be issued upon exercise of all Options to be granted under the Scheme and any other share option schemes of the Company shall not exceed 10 per cent. of the share capital of the Company in issue as at the SGM (such 10 per cent. shall represent 60,798,400 Shares on the basis that the issued Shares as at the SGM will be 607,984,000) unless the Company obtains a fresh approval from the Shareholders to renew such 10 per cent. limit but provided always that the maximum number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the Scheme and any other share option schemes of the Company shall not in aggregate exceed 30 per cent. of the share capital of the Company in issue from time to time.

As at the Latest Practicable Date, no Options have been agreed or been proposed to be granted under the Scheme.

No Directors are trustees of the Scheme or have a direct or indirect interest in such trustees.

CANCELLATION OF THE EXISTING OUTSTANDING OPTIONS GRANTED UNDER THE EXISTING SCHEME

The subscription prices for Shares under the Existing Outstanding Options previously granted by the Company are above the current market price of the Shares and consequently no longer act as the incentive for Existing Optionholders as they were intended to be.

The Directors propose, subject to the agreement of the Existing Optionholders and approval of the Independent Shareholders, to cancel the Existing Outstanding Options to subscribe for a total of up to 18,728,000 Shares granted to the Existing Optionholders, including the executive Directors and employees of the Group.

According to the terms of the Existing Scheme, any cancellation of Existing Outstanding Options granted but not exercised shall require approval of the Shareholders in general meeting with the relevant Existing Optionholders and their respective associates abstaining from voting. Any vote taken at the general meeting for approving such cancellation shall be taken by poll. Accordingly, those Existing Optionholders and their respective associates shall abstain from voting in respect of the resolution to approve the cancellation of their Existing Outstanding Options to be proposed at the SGM and votes of the Shareholders to be taken in respect of such resolution shall be taken by poll. Furthermore, the cancellation of any particular Existing Outstanding Options also requires the agreement of the relevant Existing Optionholders. In the event that any Existing Optionholders do not agree to the proposed cancellation, the relevant Existing Outstanding Options will remain valid and exercisable in accordance with their term of grant notwithstanding the approval of the Shareholders at the SGM to such cancellation.

SPECIAL GENERAL MEETING

The notice of the SGM is set out on pages 18 to 19 of this circular. A form of proxy for use at the SGM is enclosed. Whether or not Shareholders are able to attend the SGM in person, Shareholders are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's principal place of business in Hong Kong at Room 1401, 14th Floor, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the SGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the SGM or any adjournment thereof should Shareholders so wish.

RECOMMENDATION

The Directors are of the opinion that the proposed termination of the Existing Scheme, the proposed adoption of the Scheme and the cancellation of the Existing Outstanding Options are in the best interests of the Company and the Shareholders as a whole, and so recommend Shareholders to vote in favour of all the resolutions to be proposed at the SGM.

DOCUMENT AVAILABLE FOR INSPECTION

A copy of the rules of the Scheme and a list setting out details of the Existing Outstanding Options are available for inspection during business hours at the Company's principal place of business in Hong Kong at Room 1401, 14/F China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong from the date of this circular up to 5th November, 2002 (both days inclusive).

Your attention is also drawn to the additional information set out in the appendix to this circular.

By Order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

This Appendix summaries the principal terms of the Scheme but does not form part of, nor is it intended to be, part of the Scheme nor should it be taken as effecting the interpretation of the rules of the Scheme.

1. **Purpose of the Share Option Scheme**

The purpose of the Share Option Scheme is to provide incentives or rewards to Participants thereunder for their contribution and/or future contribution to the Group and/or to enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group.

2. **Who may join**

The Board may, at its discretion, offer any Employee, independent non-executive Directors and certain consultants, suppliers or customers of the Group who, in the sole discretion of the Board, have contributed or will contribute or can contribute to the Group ("Participants") options to subscribe for such number of new Shares as the Board may determine at an exercise price determined in accordance with paragraph 5 below. Upon acceptance of the option, the Grantee shall pay HK$1.00 to the Company by way of consideration for the grant.

On and subject to the terms of the Scheme, the Board shall be entitled at any time within ten years after the Adoption Date to make an Offer to any Participant as the Board may in its absolute discretion select to subscribe for such number of Shares as the Board may determine at the Subscription Price.

An Offer shall be made to a Participant by letter in such form as the Board may from time to time determine requiring the Participant to undertake to hold the Option on the terms on which it is to be granted and to be bound by the provisions of the Scheme and shall remain open for acceptance by the Participant to whom an Offer is made for a period of not more than 28 days from the Offer Date, provided that no such Offer shall be open for acceptance after the tenth anniversary of the Adoption Date or after the Scheme has been terminated in accordance with the provisions thereof or after the Participant (being an Employee) to whom the offer is made has ceased to be an Employee or after such other date as determined by the Board.

An Offer shall be deemed to have been accepted and the Option to which the Offer relates shall (unless otherwise provided therein) be deemed to have been granted and to have taken effect (with retrospective effect from the Offer Date) when the duplicate letter comprising acceptance of the Offer duly signed by the Grantee with the number of Shares in respect of which the Offer is accepted clearly stated therein, together with a remittance in favour of the Company of HK$1.00 by way of consideration for the grant thereof, is received by the Company. Such remittance shall in no circumstances be refundable. The date of grant is the Offer Date provided that the Offer is accepted on or before the last day of acceptance of the Offer which shall be not more than 28 days from the Offer Date.

Any Offer may be accepted for less than the number of Shares in respect of which it is offered provided that it is accepted in respect of a board lot for dealing in Shares on the Stock Exchange or an integral multiple thereof. To the extent that the Offer is not accepted before the last day of acceptance in the manner described in the preceding paragraph, it will be deemed to have been irrevocably declined.

3. **Maximum number of Shares**

(i) The overall limit on the number of Shares which may be issued upon exercise of all Options granted and yet to be exercised under the Scheme and other share option schemes must not, in aggregate, exceed 30% of the Shares in issue from time to time ("Scheme Limit").

(ii) The Shares which are the subject of Options and options under any other share option schemes that may be granted immediately after the Adoption Date must not exceed 10% of the Shares in issue on the Adoption Date (the "Scheme Mandate Limit") unless further approval of the Shareholders has been obtained pursuant to sub-paragraphs (iii) and (iv) below. Such 10 per cent. shall represent 60,798,400 Shares on the basis that the issued Shares as at the SGM will be 607,984,000. Options lapsed in accordance with the terms of the Scheme will not be counted for the purpose of calculating the Scheme Mandate Limit.

(iii) The Company may refresh the Scheme Mandate Limit at any time subject to prior Shareholders' approval. However, the Scheme Mandate Limit as refreshed must not exceed 10% of the Shares in issue as at the date of the aforesaid Shareholders' approval. Options previously granted under the Scheme and other share option schemes (including those outstanding, cancelled, lapsed in accordance with the Scheme and other share option scheme or exercised options) will not be counted for the purpose of calculating the Scheme Mandate Limit as refreshed. A circular must be sent by the Company to Shareholders in connection with the meeting at which their approval will be sought.

(iv) The Company may also seek separate Shareholders' approval for granting Options beyond the Scheme Mandate Limit to Participants specifically identified by the Company before the aforesaid Shareholders' meeting where such approval is sought. A circular must be sent to Shareholders containing a generic description of the identified Participants, the number and terms of the Options to be granted, the purpose of granting Options to the identified Participants, and how these Options serve such purpose.

(v) The total number of Shares issued and to be issued upon exercise of the Options granted and to be granted to each Participant or Grantee (as the case may be), including both exercised, cancelled and outstanding Options, in any 12-month period up to the date of grant must not exceed 1% of the Shares in issue at the date of grant (the "Individual Limit"). Any further grant of options in excess of the Individual Limit must be subject to Shareholders' approval with such Participant or Grantee (as the case may be) and his associates (as such term is defined in the GEM Listing Rules) abstaining from voting. A circular must be sent to the Shareholders disclosing the identity of the Participant or Grantee (as the case may be), the number and terms of the Options granted and to be granted (including Options previously granted). The number and terms (including the Subscription

Price) of Options to be granted to such Participant or Grantee, as the case may be, must be fixed before Shareholders' approval is sought and the date of Board meeting for proposing such further grant should be taken as the date of grant for the purpose of calculating the Subscription Price.

4. **Terms of exercise of option**

An Option may be exercised by the Grantee in accordance with the terms of the Scheme at any time during the Option Period but may not be exercised after the expiry of ten years from the Commencement Date. The Scheme does not specify a minimum period for which an Option must be held nor a performance target which must be achieved before an Option can be exercised. The Board may impose restrictions on the exercise of an Option during the Option Period including, if appropriate:

(i) *a minimum period for which all or part of an Option may be exercised;*

(ii) performance targets which must be achieved before the Options can be exercised.

5. **Subscription Price**

The Subscription Price shall be a price determined by the Board at its absolute discretion and notified to a Participant and shall not be less than the highest of (i) the closing price of the Shares as stated in the Stock Exchange's daily quotation sheets on the Offer Date, which must be a business day; (ii) the average closing price of the Shares as stated in the daily quotation sheets issued by the Stock Exchange for the five business days immediately preceding the Offer Date; and (iii) the nominal value of the Share on the date of grant of the Option. The date of grant is the Offer Date provided that it is accepted on or before the last day of acceptance of the Offer which shall be not more than 28 business days from the Offer Date.

6. **Ranking of Shares, including rights arising on liquidation**

(i) Shares to be allotted and issued on the exercise of Options will be subject to all the provisions of the Company's bye-laws for the time being in force and will rank pari passu with the other fully-paid Shares in issue as from the date when the name of Grantee is registered in the register of members of the Company and accordingly will entitle the holders of the Shares to be allotted and issued to participate in all dividends or other distributions paid or made on or after the date when the name of Grantee is registered in the register of members of the Company. When the date of exercise of the Option falls on a date upon which the register of members of the Company is closed then the exercise of the Option shall become effective on the first business day in Hong Kong on which the register of members of the Company is re-opened.

(ii) In the event a notice is given by the Company to its Shareholders to convene a Shareholders' meeting for the purpose of considering and, if thought fit, approving a resolution to voluntarily wind up the Company, the Company shall forthwith give notice thereof to the Grantee and the Grantee (or his legal personal representatives) may by notice

in writing to the Company (such notice to be received by the Company not later than four business days prior to the proposed Shareholders' meeting) exercise the Option (to the extent not already exercised) either to its full extent or to the extent specified in such notice and the Company shall as soon as possible and in any event no later than the day immediately prior to the date of the proposed Shareholders' meeting, allot and issue such number of Shares to the Grantee (or his personal representatives) which falls to be issued on such exercise.

(iii) If the Grantee dies or a Grantee who is an Employee ceases to be an Employee of the Group by reasons of death before exercising the Option in full and none of the events referred to in (iv) below which would be a ground for termination of his or her employment by the Group arises, the personal representatives may exercise the Option (to the extent not already exercised) within a period of 12 months from the date of death to exercise the Option up to the entitlement of such Grantee as at the date of death, failing which it will lapse.

(iv) If the Grantee who is an Employee ceases to be an employee of the Group on the grounds that he has been guilty of serious misconduct, or appears either to be unable to pay or to have no reasonable prospect of being able to pay debts or has become insolvent or has made any arrangements or composition with his creditors generally, or has been convicted of any criminal offence involving his integrity or honesty, the Option granted to him will lapse on the date of termination of his employment and cannot be exercised.

(v) If the Grantee who is an Employee leaves the service of the Group for reasons other than on his death or on one or more grounds specified in (iv) above, the Option granted to him may be exercised within three months following the date of such cessation up to the Grantee's entitlement at the date of cessation (to the extent not already exercised), which date shall be the last actual working day with the Company or the relevant Subsidiary, whether salary is paid in lieu of notice or not.

(vi) In the event of a general offer by way of takeover (otherwise than by a scheme of arrangement) being made to all the holders of Shares (or all such holders other than the offeror, any person controlled by the offeror and any person acting in association or concert with the offeror) and such offer becomes or is declared unconditional prior to the expiry date of the relevant Option, the Grantee (or, where appropriate, his personal representatives) shall be entitled to exercise the Option in full (to the extent not already exercised even though the Option Period has not come into effect during the occurrence of the general offer) at any time within one month after the date on which the offer becomes or is declared unconditional.

(vii) In the event of a general offer, by way of scheme of arrangement being made to all the holders of Shares and has been approved by the necessary number of holders of Shares at the requisite meetings, the Grantee (or his personal representatives) may thereafter (but before such time as shall be notified by the Company) exercise the Option (to the extent not already exercised) to its full extent or to the extent specified in such notice.

(viii) Other than a scheme of arrangement contemplated in paragraph (vii) above, in the event of a compromise or arrangement between the Company and its members or creditors being proposed in connection with the scheme for the reconstruction or amalgamation of the Company, the Company shall give notice thereof to all Grantees on the same day as it gives notice of the meeting to its members or creditors to consider such a scheme or arrangement and the Grantee (or his personal representatives) may by notice in writing to the Company accompanied by the remittance for the Subscription Price in respect of the relevant Option (such notice to be received by the Company not later than four business days prior to the proposed meeting) exercise the Option (to the extent not already exercised) either to its full extent or to the extent specified in such notice and the Company shall as soon as possible and in any event no later than the day immediately prior to the date of the proposed meeting, allot and issue such number of Shares to the Grantee (or his personal representatives) which falls to be issued on such exercise credited as fully paid and register the Grantee (or his personal representatives) as holder thereof.

7. **Period of the Scheme**

Subject to earlier termination by the Company in general meeting or by the Board, the Scheme shall be valid and effective for a period of ten years from the Adoption Date. After the expiry of the ten-year period, no further Options will be offered or granted but in all other respects the provisions of the Scheme shall remain in force and effect.

8. **Lapse of Option**

An Option shall lapse automatically and not be exercisable, to the extent not already exercised, on the earliest of:

(i) the expiry of the Option Period;

(ii) the expiry of the periods referred to sub-paragraphs 6(ii) (subject to the passing of the resolution to voluntarily wind up the Company), (iii) and (v) above;

(iii) subject to the scheme of arrangement becoming effective, the expiry of the period referred to in sub-paragraph 6(vii) above;

(iv) the date on which the Grantee who is an Employee ceases to be an employee by reason of the termination of his employment on grounds including, but not limited to, serious misconduct, appears either to be unable to pay or to have no reasonable prospect of being able to pay debts or has become insolvent or has made any arrangement or composition with his creditors generally, or has been convicted of any criminal offence involving his integrity or honesty;

(v) subject to the compromise or arrangement becoming effective, the expiry of the period referred to in sub-paragraph 6(viii);

(vi) the date of the commencement of the winding-up of the Company;

(vii) the date on which the Grantee sells, transfers, charges, mortgages, encumbers or creates any interest in favour of any third party over or in relation to the Option in breach of the Scheme;

(viii) the expiry of the period referred to in sub-paragraph 6(vi) provided that if any court of competent jurisdiction makes an order the effect of which is to prevent the offeror from acquiring Shares in the Offer, the relevant period within which Options may be exercised shall not begin to run until the discharge of the order in question or unless the Offer lapses or is withdrawn before the date; and

(ix) the occurrence of such event or expiry of such period as may have been specifically provided for in the Offer (if any), unless otherwise resolved to be the contrary by the Board.

9. **Reorganisation of Capital Structure**

In the event of a capitalisation issue, rights issue, sub-division or consolidation of Shares or reduction of capital whilst any Option remains exercisable, adjustments (if any) shall be made in the aggregate number of Shares in respect of which Options may be granted subject to outstanding Options so far as unexercised and/or the Subscription Price of each outstanding Option as the independent financial adviser or Auditors (as the case may be) shall certify in writing to the Board that the adjustments will give the Grantee of an Option the same proportion of the equity capital as that to which that person was previously entitled. Any such alterations will be made on basis that the aggregate Subscription Price payable on the full exercise of any Option is to remain as nearly as possible the same (and in any event not greater than) as it was before such event. No such alteration will be made the effect of which would be to enable a Share to be issued at less than its nominal value or which would change the proportion of the issued share capital of the Company for which any Grantee of an Option is entitled to subscribe pursuant to the Options held by him before such alteration. The issue of securities as consideration in a transaction is not to be regarded as a circumstance requiring any such alterations.

10. **Cancellation of Options**

Any Options granted but not exercised may be cancelled by the Company if the Grantee so agrees. If such cancellation has been approved by Shareholders in a general meeting, such Options which were cancelled may be re-issued after such cancellation, provided that re-issued Options shall only be granted in compliance with the terms of the Scheme and with available unissued Options (excluding the cancelled Options) within the Scheme Mandate Limit (as refreshed from time to time).

11. **Termination of the Scheme**

The Company may by ordinary resolution in general meeting or the Board may at any time terminate the operation of the Scheme and in such event no further Options will be offered or granted but in all other respects the provisions of the Scheme shall remain in full force and effect. Options complying with the provisions of Chapter 23 of the GEM Listing Rules which are granted during the life of the Scheme and which remain unexpired immediately prior to the end of the ten-year period shall continue to be exercisable thereafter.

12. **Exercise of Options**

An Option shall be personal to the Grantee and shall not be capable of assignment and no Grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any other person over or in relation to any Option.

An Option may be exercised in whole or in part in the manner as set out in the following paragraph by the Grantee (or his personal representative) giving notice in writing to the Company stating that the Option is thereby exercised and the number of Shares in respect of which it is exercised. Each such notice must be accompanied by a remittance for the aggregate amount of the Subscription Price multiplied by the number of Shares in respect of which the Option is exercised under the notice given. Within 28 days after receipt of the notice and, where appropriate, receipt of the independent financial adviser's or (as the case may be) Auditors' certificate pursuant to paragraph 9, the Company shall allot, and shall instruct the Share Registrar to issue, the relevant Shares to the Grantee (or his personal representatives) credited as fully paid and issue to the Grantee (or his personal representatives) a share certificate in respect of the Shares so allotted.

13. **Alterations of the Scheme**

(A) The Scheme may be altered in any respect by a resolution of the Board, save that the provisions relating to the matters set out in rule 23.03 of the GEM Listing Rules shall not be altered to extend the class of persons eligible for the grant of Options or to the advantage of Grantees or prospective Grantees without the prior approval of Shareholders in general meeting with the Grantees and their associates abstaining from voting, provided that no such alteration shall operate to affect adversely the terms of issue of any Option granted or agreed to be granted prior to such alteration, save with the consent or sanction of such majority of the Grantees as would be required of the Shareholders under the bye-laws for the time being of the Company for a variation of the rights attached to the Shares.

(B) Any alteration to the terms and conditions of the Scheme, which is of a material nature or any change to the authority of the Board, shall be approved by the Stock Exchange and the Shareholders, save where such alteration takes effect automatically under the existing terms of the Scheme. The amended terms of the Scheme or the Options must still comply with the relevant requirements of the Chapter 23 of the GEM Listing Rules. Any change to the authority of the Directors or scheme administrators in relation to any alteration to the terms of the Scheme must be approved by Shareholders in general meeting.

14. **Administration of the Scheme**

The Scheme shall be subject to the administration by the Board, and the decision of the Board shall be final and binding on all parties. Subject to the compliance of the relevant requirements under the GEM Listing Rules, the Board shall have the right (i) to interpret and construe the provisions of the Scheme; (ii) to determine the persons who will be awarded options under the Scheme, and the number and Subscription Price awarded thereto, (iii) to make such appropriate and equitable adjustments to the terms of Options granted under the Scheme as it deems necessary, and (iv) to make such other decisions or determinations as it shall deem appropriate in the administration of the Scheme.

15. **Grant of Options to Connected Persons**

(i) The grant of Options to a Director, the chief executive or substantial shareholder of the Company or any of their associates (as such terms are defined in the GEM Listing Rules) requires the approval of independent non-executive Directors (excluding an independent non-executive Director who is the prospective Grantee in question). Where any grant of Options to a substantial shareholder or an independent non-executive Director or their respective associates will result in the Shares issued and to be issued upon exercise of all Options already granted and to be granted (including Options exercised, cancelled, and outstanding) to such person in the 12-month period up to the date of grant representing in aggregate over 0.1% of the Shares in issue on the date of such grant and an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of HK$5 million, such grant of Options must be subject to Shareholders' approval taken on a poll. All connected persons (as defined in the GEM Listing Rules) of the Company must abstain from voting, except that any connected person of the Company may vote against the resolution provided that this intention to do so has been stated in the circular.

(ii) The abovementioned circular must contain the following:

— details of the number and terms (including the Subscription Price) of the Options to be granted to each Participant (which must be fixed before the Shareholders' meeting) and the date of the Board meeting for proposing such further grant should be taken as the date of grant for the purpose of calculating the Subscription Price;

— a recommendation from the independent non-executive Directors (excluding any independent non-executive Director who is a Grantee) as to voting; and

— information relating to any Directors who are trustees of the Scheme.

(iii) Shareholders' approval as described above is also required for any change in the terms of Options granted to a Grantee who is a substantial shareholder, an independent non-executive Director or their respective associates.

(iv) The requirements for the granting of Options to a Director or chief executive of the Company set out above do not apply where the Participant is only a proposed Director or chief executive of the Company.

16. **Restriction on Grant of Options**

No Option may be granted after a price sensitive development has occurred or a price sensitive matter has been the subject of a decision, until such price sensitive information has been announced pursuant to the requirements of Chapter 16 of the GEM Listing Rules. In particular, no Option may be granted during the period commencing one month immediately preceding the earlier of:

(i) the date of the board meeting (as such date is first notified to the Stock Exchange in accordance with the GEM Listing Rules) for the approval of the Company's full year, half year or quarterly financial results; and

(ii) the deadline or the Company to publish an announcement of its full year, half year or quarterly financial results in accordance with the GEM Listing Rules

and ending on the date of the results announcement.

17. The Scheme and all Options granted under the Scheme shall be governed by and construed in accordance with the laws of Hong Kong.



VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a special general meeting of Vodatel Networks Holdings Limited (the "Company") will be held on Tuesday, 5th November, 2002 at the Chatham Room, Level 7, Conrad Hong Kong at 11:05 a.m. (or so soon thereafter as the annual general meeting of the Company to be held at the same place and date at 11:00 a.m. shall have been concluded) for the purpose of considering and, if thought fit, passing the following resolutions, which will be proposed as Ordinary Resolutions:

ORDINARY RESOLUTIONS

1. "**THAT**:

conditional on the GEM Listing Committee of The Stock Exchange of Hong Kong Limited granting the approval for the listing of and permission to deal in the shares of the Company to be issued pursuant to the exercise of any options to be granted under the share option scheme of the Company (the "New Share Option Scheme"), a copy of the rules of which are contained in the document marked "A" produced to this meeting and signed by the chairman of the meeting for the purpose of identification:

(i) the existing share option scheme of the Company adopted on 10th February, 2000 be and is hereby terminated; and

(ii) the New Share Option Scheme be and is hereby approved and adopted and the directors of the Company be and are hereby authorised, at their absolute discretion, to allot and issue any shares which may fall to be issued upon the exercise of any options granted under the New Share Option Scheme and to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the New Share Option Scheme."

2. "**THAT**:

(a) subject to the passing of Ordinary Resolution No. 1 as set out in the notice convening this meeting and the consent of the relevant optionholders, up to a total of 18,728,000 existing outstanding options ("Options") to subscribe for shares in the capital of the

* *For identification purpose only*

Company granted under the share option scheme adopted by the Company pursuant to a written resolution of shareholders of the Company dated 10th February, 2000 be and are hereby cancelled with effect from the dates of such optionholders' consent; and

(b) the directors of the Company be and are hereby authorised to implement and take all steps and do any and all acts and things as may be necessary or desirable to give effect to and/or to complete the cancellation of the Options (including but not limited to the signing and/or execution of any cancellation agreement/deed, if required, and any necessary filing and/or notification to The Stock Exchange of Hong Kong Limited) and any other documents or matters incidental thereto and/or as contemplated thereunder."

By Order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 19th October, 2002

Notes:

1. The register of members of the Company will be closed from 1st November 2002 to 5th November 2002, both days inclusive, during which period no transfer of shares will be registered. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not later than 4:00 p.m. on 31st October 2002.

2. Every member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies (if a member who is the holder of two or more shares) to attend and vote in his stead. A proxy need not be a member of the Company.

3. To be valid, the instrument appointing a proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's principal place of business in Hong Kong at Room 1401, 14th Floor, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong, not less than 48 hours before the appointed time for holding the Meeting or any adjournment thereof.

4. Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

5. A form of proxy for use at the Meeting is enclosed herewith.

此乃要件　請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之愛達利網絡控股有限公司(「本公司」)股份**全部售出或轉讓**，應立即將本通函及隨附之代表委任表格送交買方或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買方或承讓人。


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

終止現有購股權計劃
採納新購股權計劃
及取銷購股權

本通函(本公司各董事願共同及個別對此承擔全部責任)乃遵照香港聯合交易所有限公司創業板證券上市規則之規定而提供有關愛達利網絡控股有限公司之資料。本公司各董事經作出一切合理查詢後，確認就彼等所知及所信：(a)本通函所載資料在各重大方面均屬準確及完整，且無誤導成分；(b)並無遺漏任何事實致使本通函所載任何內容產生誤導；及(c)本通函內表達之一切意見乃經審慎周詳考慮後方作出，並以公平合理之基準和假設為依據。

本公司將於二零零二年十一月五日星期二上午十一時零五分(或緊隨本公司將於同一地點同日上午十一時正舉行之股東週年大會結束後)，假座香港港麗酒店七樓漆咸廳舉行股東特別大會，大會通告載於本通函第18至19頁。無論本公司股東會否出席股東特別大會，務請按隨附之代表委任表格印列之指示填妥後，盡快交回本公司於香港之主要營業地點(地址為香港干諾道中168-200號信德中心招商局大廈14樓1401室)，惟在任何情況下，最遲須於股東特別大會指定舉行時間四十八小時前送達，方為有效。填妥及交回代表委任表格後，彼等仍可親身出席股東特別大會或其任何續會，並於會上投票。

本通函由刊發日期起最少一連七日載於創業板網址www.hkgem.com「最新公司公告」網頁上。

* 僅供識別

二零零二年十月十九日

香港聯合交易所有限公司創業板之特色

創業板為帶有高投資風險之公司提供一個上市之市場。尤在創業板上市之公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市之公司可因其新興性質及該等公司經營業務之行業或國家而帶有風險。有意投資之人士應了解投資於該等公司之潛在風險，並應經過審慎周詳之考慮後方作出投資決定。創業板之較高風險及其他特色表示創業板較適合專業及其他經驗豐富之投資者。

由於創業板上市公司新興之性質使然，在創業板買賣之證券可能會較於主板買賣之證券承受較大之市場波動風險，同時無法保證在創業板買賣之證券會有高流通量之市場。

創業板發佈資料之主要方法為在聯交所為創業板而設之互聯網網站刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資之人士應注意彼等能閱覽創業板網站www.hkgem.com，以便取得創業板上市發行人之最新資料。

目　　錄

頁次

於本通函內，除文義另有指明外，下列詞彙具有以下所界定之涵義：

「採納日期」	指	於股東特別大會上建議採納該計劃之日期，預期為二零零二年十一月五日，即股東特別大會舉行日期；
「股東週年大會」	指	本公司將於二零零二年十一月五日星期二上午十一時舉行之股東週年大會；
「聯繫人」	指	具有創業板上市規則所賦予之涵義；
「核數師」	指	本公司當時之核數師；
「董事會」	指	本公司之董事會或其正式授權之委員會；
「營業日」	指	香港銀行一般辦公營業之日子(不包括星期六及星期日)；
「開始日期」	指	就任何購股權而言，根據該計劃之條款授出購股權之日期；
「本公司」	指	愛達利網絡控股有限公司，一間於百慕達註冊成立之有限公司，其股份於創業板上市；
「董事」	指	本公司之董事；
「僱員」	指	向其授出購股權之時為本集團之任何僱員，包括本集團之董事(即執行董事及非執行董事)；
「現有購股權」	指	根據現有計劃已授出之購股權，其持有人可據此認購股份；
「現有購股權持有人」	指	現有未行使購股權之持有人；
「現有未行使購股權」	指	未行使之現有購股權，不包括根據現有計劃之條款而已行使、已取銷及已失效之購股權；
「現有計劃」	指	本公司於二零零零年二月十日採納之現有購股權計劃，本公司將於股東特別大會上建議終止現有計劃；
「創業板」	指	聯交所之創業板；

「創業板上市規則」	指	聯交所創業板證券上市規則；
「承授人」	指	根據該計劃之條款獲提呈並接納要約之參與者，或(如文義許可)指因原承授人身故而有權獲得任何該等購股權之人士；
「本集團」	指	本公司及其附屬公司；
「港元」	指	香港之法定貨幣港元；
「香港」	指	中華人民共和國香港特別行政區；
「獨立股東」	指	除現有計劃之參與者及其聯繫人以外之股東；
「最後實際可行日期」	指	二零零二年十月十八日，即本通函付印前為確定其中所載若干資料之最後實際可行日期；
「要約」	指	根據該計劃授出購股權之要約；
「要約日期」	指	向參與者提呈要約之日期；
「購股權」	指	根據該計劃向參與者授出可認購股份之購股權；
「購股權期間」	指	由董事會釐定後通知各承授人之期間，由開始日期後之日子計起，及在任何情況下於開始日期滿十年之日期前必須屆滿；
「參與者」	指	任何僱員、獨立非執行董事及本集團若干顧問、供應商或客戶，而董事會全權酌情認為其對本集團或將對本集團有貢獻；
「該計劃」	指	本公司於股東特別大會上建議採納之新購股權計劃，其主要條款概要載於本通函附錄一；
「股東特別大會」	指	本公司將於二零零二年十一月五日星期二上午十一時零五分(或緊隨股東週年大會結束後)舉行之股東特別大會，大會通告載於本通函第18至19頁；

「股份」	指	本公司股本中每股面值0.10港元之股份(或因本公司之股本不時進行拆細、削減、綜合、重新分類或重組而導致之其他面值金額)；
「股份過戶處」	指	雅柏勤證券登記有限公司，或本公司不時之香港股份登記分處；
「股東」	指	股份之持有人；
「聯交所」	指	香港聯合交易所有限公司；
「認購價」	指	承授人行使根據該計劃授出之購股權，據此認購股份之每股價格；及
「附屬公司」	指	當時及不時為本公司附屬公司(具有香港法例第32章公司條例第2條所賦予之涵義)之公司，不論其是否於香港或其他地方註冊成立。


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

執行董事：
José Manuel dos SANTOS先生(主席)
嚴康先生
關鍵文先生
Monica Maria NUNES女士

獨立非執行董事：
崔世昌先生
盧景昭先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

總辦事處及主要營業地點：
澳門
氹仔
永福街74號
愛達利大廈

香港主要營業地點：
香港
干諾道中168-200號
信德中心招商局大廈
14樓1401室

敬啟者：

終止現有購股權計劃
採納新購股權計劃
及取銷購股權

緒言

聯交所於二零零一年九月二十六日宣佈對創業板上市規則第23章(購股權計劃)作出若干修訂，並由二零零一年十月一日起生效。董事建議，待股東於股東特別大會上批准後，本公司終止現有計劃，並採納該計劃，以符合經修訂之規定。該計劃之主要條款概要載於本通函附錄一。

* 僅供識別

董事亦建議，待現有購股權持有人同意後，取銷根據現有計劃授出之現有未行使購股權。

本通函旨在為　閣下提供有關建議終止現有計劃、建議採納該計劃，以及建議取銷根據現有計劃授出之現有未行使購股權之資料。

該計劃之詳情

該計劃之目的，是根據參與者對本集團之貢獻及／或日後對本集團之貢獻，藉著該計劃給予彼等獎勵或回報，及／或有助本集團招聘及挽留對本集團有價值之卓越僱員及吸引人力資源。

該計劃並無設定行使購股權之最短期間，亦無設定行使購股權前必須達到之表現目標。然而，該計劃之規則規定，董事會可全權酌情釐定授出購股權之該等條款，並可因應個別個案而釐定不同之條款。在創業板上市規則之條文及該計劃之規則規限下，董事會可全權酌情釐定認購價。根據該計劃之規則，董事會有酌情權，可設定於行使購股權所附之認購權前必須持有購股權之最短期間，並有權按其認為合適，施加行使購股權前必須達到之表現目標。董事會認為該項酌情權將給予董事會更具靈活度，透過利用該最短期間及／或表現目標，鼓勵參與者竭盡全力協助本集團之增長及發展。董事認為，上述之準則及規則將有助保存本公司之價值及鼓勵參與者獲取本公司之權益。

董事認為，現時不適宜列出可根據該計劃授出之所有購股權之價值，猶如該等購股權於最後實際可行日期已授出，因為現時尚未能確定計算購股權價值之多項重要變數。該等變數包括行使價、行使期間、所設定之任何表現目標，以及其他有關之變數。董事相信，在作出多項揣測性假設之情況下，計算於最後實際可行日期之購股權價值，令該等計算並沒意義，並可能誤導股東。

待(i)股東通過普通決議案，批准及採納該計劃，並授權董事會根據該計劃授出購股權，以及根據該計劃出之任何購股權獲行使而配發、發行及處理股份；及(ii)聯交所創業板上市委員會批准因行使購股權而將予發行之股份上市及買賣(受按採納日期已發行股份之10%設定之初步上限所限)，該計劃即告生效。倘上述任何一項條件未能於採納日期起計三十日或之前獲達成，該計劃將即時終止，根據該計劃授出或同意授出之任何購股權，及授出該等購股權之任何要約均告無效，且概無人士有權根據該計劃享有任何權利或利益或就此負上任何責任。

現有計劃將於該計劃生效後即告終止，而該計劃須待達成上列之條件後，方告生效。終止現有計劃後，概不得根據現有計劃再授出任何購股權。於最後實際可行日期，董事確認，除現有未行使購股權外，並無根據現有計劃尚未行使之購股權，並且除現有計劃外，本公司概無任何其他購股權計劃。

根據現有計劃授出現有購股權之詳情如下：

授出日期	每股行使價 (港元)	若行使已授出之現有購股權而將予發行之股份數目	已行使之現有購股權所涉及之股份數目	已失效之現有購股權所涉及之股份數目	已取銷之現有購股權所涉及之股份數目	因行使現有未行使購股權而將予發行之股份數目
二零零零年八月十六日	1.19	5,916,000	無	454,000	無	5,462,000
二零零一年八月一日	0.79	13,466,000	無	200,000	無	13,266,000
總計		19,382,000	無	654,000	無	18,728,000

本公司已向聯交所申請，批准因行使根據該計劃授出之任何購股權所附之認購權而可能發行之股份上市及買賣。

於最後實際可行日期，本公司之已發行股本包括607,984,000股股份。倘悉數行使現有未行使購股權，將須據此而發行合共18,728,000股股份，相當於本公司於最後實際可行日期之已發行股本約3.08%。

該計劃須待達致下列各項後，始可作實：

(i) 股東通過批准及採納該計劃必需之普通決議案，並授權董事會授出購股權，以認購股份，以及因行使根據該計劃授出之任何購股權而配發、發行及處理股份；及

(ii) 聯交所創業板上市委員會批准根據該計劃將予發行之股份上市及買賣。

於股東特別大會上將向股東提呈一項決議案，以考慮採納該計劃及終止現有計劃。股東批准採納該計劃後，現有計劃便會隨之而終止。

待股東於股東特別大會上批准採納該計劃，並待聯交所批准因行使購股權而可能發行之股份或其中任何部分上市及買賣後，董事將獲授權向參與者授出可認購股份之購股權，因行使根據該計劃及本公司其他購股權計劃而授出之所有購股權而可能發行之股份總數，不得超逾本公司於股東特別大會日期已發行股本之10%（按股東特別大會日期將有607,984,000股已發行股份計算，該10%即為60,798,400股股份），除非本公司獲得股東另外授出批准，續新該10%上限，惟無論如何，因行使根據該計劃及本公司任何其他購股權計劃授出之全部未行使之購股權及有待行使之購股權而可能發行之股份數目，合共最高不得超逾本公司不時已發行股本之30%。

於最後實際可行日期，概無已同意或建議根據該計劃授出任何購股權。

概無董事作為該計劃之受託人，亦無董事於該等受託人中擁有任何直接或間接權益。

取銷根據現有計劃授出之現有未行使購股權

本公司之前授出之現有未行使購股權之股份認購價，現已高於股份之現行市價，因此不能達到其作為給予現有購股權持有人一種獎勵之目的。

董事建議，待現有購股權持有人同意及獨立股東批准後，取銷已授予現有購股權持有人（包括本集團之執行董事及僱員）合共可認購最多達18,728,000股股份之現有未行使購股權。

根據現有計劃之條款，取銷任何已授出但尚未行使之現有未行使購股權，須經本公司股東於股東大會上批准，方可作出，而有關之現有購股權持有人及其各自之聯繫人須就此放棄投票。於股東大會上為批准該等取銷之投票須以投票方式進行。因此，現有購股權持有人及其各自之聯繫人，須就於股東特別大會上將提呈批准取銷彼等之現有未行使購股權之決議案，放棄投票。股東為該等決議案而進行之投票，須以投票方式進行。此外，取銷任何特定現有未行使購股權亦須獲得有關之現有購股權持有人同意，方可作出。即使股東已於股東特別大會上批准取銷任何現有未行使購股權，倘任何現有購股權持有人不同意建議取銷，有關之現有未行使購股權將繼續有效，並可根據授出之條款予以行使。

股東特別大會

股東特別大會通告載於本通函第18至19頁。隨函奉附股東特別大會適用之代表委任表格。無論股東能否親身出席股東特別大會，務請按代表委任表格印列之指示填妥後，盡快交回本公司於香港之主要營業地點（地址位於香港干諾道中168-200號信德中心招商局大廈14樓1401室），惟無論如何須於股東特別大會指定舉行時間四十八小時前交回，方為有效。填妥及交回代表委任表格後，股東仍可親身出席股東特別大會或其任何續會及於會上投票。

推薦建議

董事認為，建議終止現有計劃、建議採納該計劃及取銷現有未行使購股權，均符合本公司及股東整體之最佳利益，故推薦股東投票贊成將於股東特別大會上提呈之所有決議案。

備查文件

該計劃之規則，以及詳載現有未行使購股權詳情之文件，可由本通函日期起至二零零二年十一月五日（包括首尾兩天），在本公司香港之主要營業地點香港干諾道中168-200號信德中心招商局大廈14樓1401室，可供索閱。

務請垂注本通函附錄所載之其他資料。

此致

列位股東　台照
現有購股權持有人及
本公司所發行之可換股債券持有人
（僅供參考）

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos
謹啟

二零零二年十月十九日

本附錄概列該計劃之主要條款，但並不構成亦不擬構成該計劃之一部分，並且不應視為該計劃規則之詮釋。

1. **購股權計劃之目的**

購股權計劃之目的，是根據參與者對本集團之貢獻及／或未來貢獻，藉著購股權計劃給予彼等獎勵或回報，及／或有助本集團招聘及挽留對本集團有價值之卓越僱員及吸引人力資源。

2. **可參與之人士**

董事會可酌情向任何董事全權酌情認為對或將會對或可為本集團帶來貢獻之僱員、本集團之獨立非執行董事及若干顧問、供應商或客戶(「參與者」)授出購股權，以按照下文第5段計算之行使價認購由董事會決定之新股份數目。於接納購股權時，承授人須向本公司支付1.00港元作為授出之代價。

根據及受該計劃之條款限制，董事會有權於採納日期起計之十年期間內，隨時向董事會全權酌情挑選之任何參與者提呈要約，可藉此按認購價認購董事會可能釐定之股份數目。

本公司將以函件方式向參與者提呈要約，該函件之格式可由董事會不時釐定，可規定參與者承諾按授出購股權之條款持有購股權並受該計劃條款所約束，並可於由要約日期起計不超過二十八日之期間內接受參與者接納要約，惟有關要約於採納日期第十週年後，或該計劃按該計劃之條文終止後，或獲提呈要約之參與者(本身為僱員)不再為僱員後，或於董事會釐定之其他日期後，將不能被參予者接納。

載有接納要約之函件一式兩份一經承授人正式簽署，並清楚列明接納要約所涉及之股份數目，連同授出有關購股權應付予本公司之1.00港元代價款項交回本公司，該項要約即被視為已獲接納，並且要約所提呈之購股權(除非要約另有規定)即被視為已授出及生效(其效力可追溯至由要約日期起計)。該等款項無論如何將不予退回。授出購股權之日期即為要約日期，惟該項要約必須於可供接納要約之最後一日或之前，即須於不超過要約日期起計二十八日前獲接納，方可作實。

任何要約均可按少於其所提呈之股份數目予以接納，惟只可按股份於聯交所買賣之一手單位或其完整倍數予以接納。倘要約未有於最後接納日期前按前段所述之方式全部獲接納，未有獲得接納之要約部份將被視為已不可撤回地被拒絕。

3. **股份之最高數目**

(i) 因行使根據該計劃及其他購股權計劃已授出而尚未行使之所有購股權而可予發行之股份總數，合共不得超過不時已發行股份之30%(「計劃上限」)。

(ii) 緊隨採納日期後可能授出之購股權及根據其他購股權計劃授出之購股權所涉及之股份數目，除非根據下文第(iii)及(iv)分段進一步獲股東批准，否則不得超過採納日期已發行股份之10%(「計劃授權上限」)。按於股東特別大會日期已發行股份將為607,984,000股計算，該10%即相等於60,798,400股股份。按照該計劃之條款作廢之購股權就計算計劃授權上限而言，將不會計算在內。

(iii) 本公司可隨時修訂計劃授權上限，但必須取得股東事先批准。然而，經續新之計劃授權上限將不得超過上述股東批准日期已發行股份之10%。以往根據該計劃及其他購股權計劃授出之購股權(包括根據該計劃及其他購股權計劃已授出但尚未行使、已取銷、已作廢或已行使之購股權)就計算經續新之計劃授權上限而言，將不會被計算在內。本公司必須就召開會議尋求股東批准向股東寄發通函。

(iv) 本公司亦可尋求股東另行批准，向召開上述股東大會以尋求有關批准前本公司特別指定之參與者，授出超逾計劃授權上限之購股權。本公司須向股東寄發通函，其中載有指定參與者之一般資料、所授出購股權之數目及條款、向指定參與者授出購股權之目的，以及該等購股權如何能達致該目的。

(v) 在截至授出日期止任何十二個月期間因行使已授予及將授予每名參與者或承授人(視情況而定)之購股權(包括已行使、已取銷及已授出但尚未行使之購股權)而已發行及將予發行之股份總數，不得超逾於授出購股權日期已發行股份之1%(「個人上限」)。任何授出超逾個人上限之購股權，必須獲得股東批准，而有關參與者或承授人(視情況而定)及其聯繫人(該詞定義見創業板上市規則)須就此放棄投票。本公司必須向股東寄發通函，披露參與者或承授人(視情況而定)之身份、已授出或將授出購股權(包括之前授出之購股權)之數目及條款。將授予有關參與者或承

授人(視情況而定)之購股權之數目及條款(包括認購價)，必須在尋求股東批准前釐定，而建議進一步授出購股權之董事會會議日期，就計算認購價而言，應視為授出之日期。

4. **行使購股權之條款**

承授人可於購股權期間內，隨時根據該計劃之條款行使購股權，惟所有購股權於開始日期第十週年之日屆滿及不可行使。該計劃並無設定行使購股權前必須持有購股權之最短期間，亦無設定可行使購股權前必須達到之表現目標。董事會可於購股權期間內對行使購股權施加限制，包括(如適合)：

(i) 可全部或部份行使一項購股權之最短期間；

(ii) 行使購股權之前必須達致之表現目標。

5. **認購價**

認購價須由董事會全權釐定並知會各參與者，惟在任何情況下不會低於以下三者最高者：(i)要約日期(必須為營業日)聯交所每日報價表所報股份之收市價；(ii)緊接要約日期前五個營業日聯交所每日報價表所報股份之平均收市價；及(iii)於授出購股權日期股份之面值。授出購股權日期即為要約日期，惟該項要約須於最後接納日期前，即須於要約日期起計第二十八日之前獲接納，可方作實。

6. **股份之地位，包括於清盤時之權利**

(i) 因行使購股權而將予配發及發行之股份，將須受本公司當時生效之公司細則規限，並將於承授人登記於本公司股東名冊之日起，與其他已發行繳足股份享有同等權益，因此將賦予將配發及發行之股份之持有人有權分享承授人登記於本公司股東名冊日期或之後所派付或作出之一切股息或其他分派。倘行使購股權日期剛巧為本公司暫停辦理股東名冊登記手續之日期，行使購股權之生效日期即為本公司重新辦理股東名冊登記手續後首個香港營業日。

(ii) 倘本公司向其股東發出通告召開股東大會，以考慮並酌情批准本公司自願清盤之決議案，則本公司須隨即向承授人發出有關通知，而承授人(或其遺產代理人)可向本公司發出書面通知(本公司須於建議舉行股東大會日期最少四個營業日前收到

該通知），據此行使所有或該通知書所列明之購股權數目（以尚未行使者為限）。無論在任何情況下，本公司須盡快並最遲於建議召開股東大會日期前一日，向承授人（或其遺產代理人）配發及發行行使上述購股權時須予發行之股份。

(iii) 倘承授人身故，或倘為僱員之承授人在悉數行使其購股權之前身故而不再為本集團之僱員，且並在沒有因發生下文第(iv)段所列之事件導致本集團終止聘用該僱員，則其遺產代理人可於承授人身故之日後十二個月期間內行使其購股權（以尚未行使者為限），最多可行使之購股權數目以該名承授人身故當日有權行使者為限，該期間過後有關購股權將告失效。

(iv) 倘為僱員之承授人因嚴重行為不當，或無力還債或無理由相信其將有能力償還債務或已失去償債能力，或該名人士與債權人一般性訂立任何還債安排或債務重整協議，或觸犯涉及其操守或誠信之刑事罪行，則其獲授之購股權由終止受聘日期起即告失效而不可行使。

(v) 倘為僱員之承授人基於身故或上文第(iv)段中所列之一個或多個原因以外之理由而不再為本集團之僱員，該承授人可由終止受聘日期起計三個月內，行使最多達截至其終止受聘日期有權行使之購股權數目（以尚未行使者為限），而終止受聘日期即為承授人於本公司或有關附屬公司工作之最後一個實際工作日，不論是否以支薪代替通知。

(vi) 倘以收購方式（不包括協議安排）向所有股份持有人（或收購人、收購人控制之人士及與收購人聯合或一致行動之人士以外之所有股份持有人）提出全面收購建議，而該項收購建議在有關購股權屆滿日期前成為或宣佈成為無條件，則承授人（或（如適用）其遺產代理人）可於收購建議成為或宣佈成為無條件之日一個月內，隨時行使其全部購股權（以尚未行使者為限，即使於進行全面收購建議期間，購股權期間尚未開始）。

(vii) 倘於規定召開之會議上，得到所需數目之股份持有人批准以協議計劃方式向所有股份持有人提出全面收購建議，則承授人（或其遺產代理人）可於隨後（但於本公司所通知之時間前）悉數或按上述通知所訂明之數目行使購股權（以尚未行使者為限）。

(viii) 除上文第(vii)段所述之協議計劃外，倘本公司與其股東或債權人擬就有關本公司重組或合併之計劃達成妥協或協議計劃，本公司須於就考慮該項計劃或安排而向其股東或債權人發出召開會議通告之同一日，向全體承授人發出有關事項之通知，而承授人(或其遺產代理人)可向本公司發出書面通知，並隨附有關購股權之認購價股款(該通知須於建議召開大會之日期前四個營業日送達本公司)，據此行使全部或該通知所指定之購股權數目(以尚未行使者為限)，而本公司須於接獲通知後盡快及在任何情況不得遲於緊接建議召開股東大會之日期前一日，以入賬列作繳足方式，向承授人(或其遺產代理人)配發及發行因行使上述購股權而須予發行之股份，並為承授人(或其遺產代理人)登記成為股份持有人。

7. **該計劃之期限**

該計劃由採納日期起計十年期內有效及生效，惟本公司可藉股東大會或董事會批准而提前終止該計劃。該十年期限屆滿後，將不會再進一步提呈或授出購股權，惟該計劃在其他各方面之條文仍繼續有效及生效。

8. **購股權失效**

購股權將於下列最早發生者自動失效及不可行使(以尚未行使者為限)：

(i) 購股權期間屆滿；

(ii) 上文第6(ii)分段(指通過將本公司自願清盤之決議案之情況而言)、第(iii)及(v)分段所述之期間屆滿；

(iii) 上文第6(vii)分段所述之期間屆滿(指協議安排生效之情況而言)；

(iv) 倘為僱員之承授人因(惟不限於)嚴重行為不當、無力償債或無理由相信其有能力償還債務或失去償債能力、與其債權人一般性訂立債務安排或債務重組安排、或觸犯任何涉及其操守或誠信之刑事罪行而不再為僱員之日；

(v) 上文第6(viii)分段所述之期間屆滿(指債務妥協或安排生效之情況而言)；

(vi) 本公司開始清盤之日；

(vii) 承授人違反該計劃，就購股權向第三方出售、轉讓、抵押、按揭、承擔或設立任何權益之日；

(viii) 第6(vi)分段所述之期間屆滿，惟倘任何有司法管轄權之司法權區法院頒令，阻止收購人根據要約收購股份，有關購股權可行使期間將不會開始生效，直至撤銷該法令或除非要約於該日前失效或撤回；及

(ix) 發生要約所指定之該等事件（如有）或其所指之該等期間（如有）屆滿，除非董事會認為出現抵觸之情況除外。

9. **股本架構重組**

倘於購股權仍可行使之期間，本公司進行資本化發行、供股、股份拆細或股份合併或削減股本，則須對已授出但尚未行使之購股權所涉及之股份總數及／或每份已授出但尚未行使購股權之認購價，作出本公司之獨立財務顧問或核數師（視乎情況而定）以書面向董事會確認為公平合理之調整（如有），該等調整須使購股權之承授人應得之股權比例，相等於該名人士原先應得之股本比例。作出有關調整後，須使悉數行使購股權而須付之認購價總額，與原先未有發生該等事件前應付者盡可能大致相同（及在任何情況下不得高於原先應付之認購價），方可作出該等調整。如作出調整後令股份以低於面值之價格發行，或導致改變任何購股權承授人在調整前根據所持購股權可認購本公司已發行股本之比例，則不得作出該等調整。交易中以發行證券作為代價，不得被視為須作出此等調整之情況。

10. **取銷購股權**

倘承授人同意，本公司可取銷任何已授出但尚未行使之購股權。倘取銷購股權已經股東於股東大會上批准，於取銷後可重新發行上述購股權，惟重新發行之購股權須遵照該計劃之條款授出，並須在計劃授權上限（以不時經續新者為準）下仍有尚未發行之購股權（不包括已取銷之購股權）之情況下，方可授出。

11. **終止該計劃**

本公司可藉股東大會或董事會通過普通決議案，隨時終止該計劃之運作，在此情況下，將不會再提呈或授出購股權，惟該計劃在其他各方面之條文將繼續有效及生效。符合創業板上市規則第23章之條文並於該計劃生效期間授出之購股權，只要在緊接十年期限屆滿前仍未屆滿，則於終止該計劃後仍然可以行使。

12. **行使購股權**

購股權屬承授人個人所有及不得轉讓。承授人不得以任何方式出售、轉讓、抵押、按揭購股權，或據此施加繁重負擔或為任何其他人士之利益而增設任何權益。

承授人(或其遺產代理人)可向本公司發出書面通知，述明行使購股權及行使涉及之股份數目後，按緊隨本段後下文所列之方式行使全部或部分購股權。發出之每項通知必須隨附因行使根據該通知所列之購股權數目所涉及之股份數目應付之認購價總額。於收到該通知後二十八日內，及(如適用)收到如第9段所述之獨立財務顧問或(視乎情況而定)核數師證明後，本公司將須向有關之承授人(或其遺產代理人)配發入賬列為繳足之股份及指示股份過戶登記處向其發行該等股份之股票。

13. **更改該計劃**

(A) 該計劃可透過董事會決議案對任何方面作出修改，惟創業板上市規則第23.03條規定事項之有關條文，在未經股東於股東大會上事先批准前，而有關之承授人及其聯繫人須在會上放棄投票，一律不得對合資格獲授購股權人士之類別作出修改，亦不得作出對承授人或準承授人有利之修改。倘對作出該等修改前已授出或同意授出之購股權之條款有任何不利影響，概不得作出任何修改，除非該等修改已得到大多數承授人同意或通過，而「大多數」之情況指猶如根據本公司當時之公司細則規定修改股份所附之權利必須獲得該等數目之股東同意或通過之情況。

(B) 對該計劃之條款及條件有任何重大性質或改變董事會授權之修改，必須經聯交所及股東批准，除非該等修改根據該計劃之現有條款自動生效則除外。修訂該計劃或購股權之條款，必須使之仍符合創業板上市規則第23章之有關規定。對該計劃之任何修改關乎董事權力或計劃之管理作出任何變動，必須經股東於股東大會上批准。

14. **該計劃之管理**

該計劃須受董事會管理，董事會之決定須為終局性，並對各方均有約束力。在符合創業板上市規則有關規定之規限下，董事會有權(i)詮釋及解釋該計劃之條文；(ii)釐定根據該計劃項獲授購股權之人士及所獲授購股權之數目與認購價；(iii)在其認為有需要情況下，對根據該計劃授出購股權之條款作出恰當及公正公平之調整；及(iv)在管理該計劃中作出其認為恰當之其他決定或判斷。

15. **向關連人士授出購股權**

(i) 向本公司董事、行政總裁、主要股東或彼等各自之聯繫人(定義見創業板上市規則)授出購股權，必須獲得獨立非執行董事(兼為準購股權承授人之獨立非執行董事除外)之批准。倘向主要股東或獨立非執行董事或彼等各自之聯繫人授出任何購股權，將導致在截至授出日期止十二個月期間因行使所有已授出及將授出之購股權(包括已行使、已注銷及尚未行使之購股權)而已發行及將發行予上述人士之股份，合共超出授出購股權日期已發行股份之0.1%，同時根據在各授出日期股份之收市價計算，總值超過5,000,000港元，則授出上述之購股權必須獲股東以投票方式批准。所有關連人士(定義見創業板上市規則)必須放棄投票，惟倘任何關連人士投票反對決議案而有關行動之意向已載於該通函則除外。

(ii) 上述之通函必須載有以下幾項資料：

- 將授予每名參與者之購股權數目及條款(包括認購價)(必須在股東大會前釐定)，而建議進一步授出購股權之董事會會議日期，就計算認購價而言，須視為授出日期；

- 獨立非執行董事(任何兼為承授人之獨立非執行董事除外)有關投票之推薦建議；及

- 有關任何本身為該計劃受託人之董事之個人資料。

(iii) 向本身為主要股東、獨立非執行董事或彼等各自之聯繫人之承授人授出購股權之條款如有任何變動，亦必須如上文所述獲得股東批准。

(iv) 上述有關向本公司董事或行政總裁授出購股權之規定，並不適用於僅為本公司之候任董事或行政總裁之參與者。

16. **授出購股權之限制**

在發生可影響股價事件或作出可影響股價之決定後，概不可授出購股權，直至該影響股價之資料已根據創業板上市規則第16章之規定公佈為止。尤其在緊接下列各項中最早發生者前一個月起計至業績公佈日期止之期間，一律不得授出購股權：

(i) 召開董事會會議以批准本公司全年度、半年度或季度財務業績之日(以根據創業板上市規則之規定首先知會聯交所之日期為準)；及

(ii) 本公司根據創業板上市規則公佈其全年度、半年度或季度財務業績之最後限期。

17. 該計劃及根據該計劃授出之所有購股權應受香港法例監管及根據香港法例詮釋。



VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

茲通告愛達利網絡控股有限公司(「本公司」)謹訂於二零零二年十一月五日星期二上午十一時零五分(或緊隨本公司於同一地點及同日上午十一時正舉行之股東週年大會結束後),假座香港港麗酒店七樓漆咸廳,舉行股東特別大會,以考慮及酌情通過以下將提呈為普通決議案之決議案:

普通決議案

1. 「**動議**:

待香港聯合交易所有限公司創業板上市委員會批准因行使根據本公司之購股權計劃(「新購股權計劃」,其註有「甲」字樣之規則文件副本已呈交大會,並由大會主席簽署,以資識別)將授出之任何購股權而將發行之本公司股份上市及買賣後:

(i) 終止本公司於二零零零年二月十日採納之現有購股權計劃;及

(ii) 批准及採納新購股權計劃,並授權本公司之董事可全權酌情就行使根據新購股權計劃可能授出之任何購股權而配發及發行任何股份;並採取或訂立使新購股權計劃生效而可能必需或權宜之一切該等行動及一切該等交易、安排及協議。」

2. 「**動議**:

(a) 待召開本大會之通告所列之第一項普通決議案獲得通過,以及獲得有關購股權持有人同意後,根據本公司股東於二零零零年二月十日通過之一項書面決議案而採納之購股權計劃授出可認購本公司股本中之股份之合共最多達

* 僅供識別

18,728,000份現有未行使購股權（「購股權」），將由獲得有關之購股權持有人同意之日起予以取銷；及

(b) 本公司之董事獲授權執行及作出為使取銷購股權生效及／或完成取銷購股權而可能必需或權宜之一切步驟及採取任何及一切行動及事宜（包括但不限於簽署及／或執行任何取銷協議／契約，如有需要，任何必需之存檔及／或向香港聯合交易所有限公司發出通知）及任何其他文件或因之而產生／遇上之事宜及／或據此而預計進行之事宜。」

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零二年十月十九日

附註：

1. 本公司將於二零零二年十一月一日至二零零二年十一月五日（包括首尾兩日）暫停辦理股東登記手續，於該期間將不會辦理任何股份過戶登記。所有過戶文件連同有關股票最遲須於二零零二年十月三十一日下午四時正前送達本公司之香港股份過戶登記分處，雅柏勤證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓。

2. 有權出席本公司大會及投票表決之本公司股東，可委任一名或以上（倘股東持有兩股或以上股份）人士作為其受委代表出席大會及代其投票表決。受委代表不必為本公司股東。

3. 為使委任代表生效，委任代表之文據連同授權簽署代表委任表格之授權或其他授權文件（指如有而言）或經公證人簽署證明之副本，最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司於香港之主要營業地點，地址為香港干諾道中168-200號信德中心招商局大廈14樓1401室，方為有效。

4. 倘為股份之聯名股東，任何一名該等人士均可於大會上親身或委派代表就該等股份投票，猶如其為該等股份之唯一持有人般享有投票權；但倘多於一名該等聯名股東親身或委派代表出席大會，則只有於股東名冊上排名首位之股東有權就該等股份投票，其他聯名股東之投票一概無效。

5. 隨函奉附大會適用之代表委任表格。


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of Vodatel Networks Holdings Limited (the "Company") will be held on Tuesday, 5th November, 2002 at the Chatham Room, Level 7, Conrad Hong Kong at 11:05 a.m. (or so soon thereafter as the annual general meeting of the Company to be held at the same place and date at 11:00 a.m. shall have been concluded) for the purpose of considering and, if thought fit, passing the following resolutions, which will be proposed as Ordinary Resolutions:

ORDINARY RESOLUTIONS

1. "**THAT**:

   conditional on the GEM Listing Committee of The Stock Exchange of Hong Kong Limited granting the approval for the listing of and permission to deal in the shares of the Company to be issued pursuant to the exercise

of any options to be granted under the share option scheme of the Company (the "New Share Option Scheme"), a copy of the rules of which are contained in the document marked "A" produced to this meeting and signed by the chairman of the meeting for the purpose of identification:

(i) the existing share option scheme of the Company adopted on 10th February, 2000 be and is hereby terminated; and

(ii) the New Share Option Scheme be and is hereby approved and adopted and the directors of the Company be and are hereby authorised, at their absolute discretion, to allot and issue any shares which may fall to be issued upon the exercise of any options granted under the New Share Option Scheme and to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the New Share Option Scheme."

2. "**THAT**:

(a) subject to the passing of Ordinary Resolution No. 1 as set out in the notice convening this meeting and the consent of the relevant optionholders, up to a total of 18,728,000 existing outstanding options ("Options") to subscribe for shares in the capital of the Company granted under the share option scheme adopted by the Company pursuant to a written resolution of shareholders of the Company dated 10th February, 2000 be and are hereby cancelled with effect from the dates of such optionholders' consent; and

(b) the directors of the Company be and are hereby authorised to implement and take all steps and do any and all acts and things as may be necessary or desirable to give effect to and/or to complete the cancellation of the Options (including but not limited to the signing and/or execution of any cancellation agreement/deed, if required, and any necessary filing and/or notification to The Stock Exchange of Hong Kong Limited) and any other documents or matters incidental thereto and/or as contemplated thereunder."

By Order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 19th October, 2002

Notes:

1. The register of members of the Company will be closed from 1st November 2002 to 5th November 2002, both days inclusive, during which period no transfer of shares will be registered. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not later than 4:00 p.m. on 31st October 2002.

2. Every member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies (if a member who is the holder of two or more shares) to attend and vote in his stead. A proxy need not be a member of the Company.

3. To be valid, the instrument appointing a proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's principal place of business in Hong Kong at Room 1401, 14th Floor, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong, not less than 48 hours before the appointed time for holding the Meeting or any adjournment thereof.

4. Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the day of its posting.

* *For identification purpose only*


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

股東特別大會通告

茲通告愛達利網絡控股有限公司(「本公司」)謹訂於二零零二年十一月五日星期二上午十一時零五分(或緊隨本公司於同一地點及同日上午十一時正舉行之股東週年大會結束後)，假座香港港麗酒店七樓漆咸廳，舉行股東特別大會，以考慮及酌情通過以下將提呈為普通決議案之決議案：

普通決議案

1.「**動議**：

待香港聯合交易所有限公司創業板上市委員會批准因行使根據本公司之購股權計劃(「新購股權計劃」，其註有「甲」字樣之規則文件副本已呈交大會，並由大會主席簽署，以資識別)將授出之任何購股權而將發行之本公司股份上市及買賣後：

(i) 終止本公司於二零零零年二月十日採納之現有購股權計劃；及

(ii) 批准及採納新購股權計劃，並授權本公司之董事可全權酌情就行使根據新購股權計劃可能授出之任何購股權而配發及發行任何股份；並採取或訂立使新購股權計劃生效而可能必需或權宜之一切該等行動及一切該等交易、安排及協議。」

2.「動議：

(a) 待召開本大會之通告所列之第一項普通決議案獲得通過，以及獲得有關購股權持有人同意後，根據本公司股東於二零零零年二月十日通過之一項書面決議案而採納之購股權計劃授出可認購本公司股本中之股份之合共最多達18,728,000份現有未行使購股權(「購股權」)，將由獲得有關之購股權持有人同意之日起予以取銷；及

(b) 本公司之董事獲授權執行及作出為使取銷購股權生效及／或完成取銷購股權而可能必需或權宜之一切步驟及採取任何及一切行動及事宜(包括但不限於簽署及／或執行任何取銷協議／契約，如有需要，任何必需之存檔及／或向香港聯合交易所有限公司發出通知)及任何其他文件或因之而產生／遇上之事宜及／或據此而預計進行之事宜。」

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零二年十月十九日

附註：

1. 本公司將於二零零二年十一月一日至二零零二年十一月五日(包括首尾兩日)暫停辦理股東登記手續，於該期間將不會辦理任何股份過戶登記。所有過戶文件連同有關股票最遲須於二零零二年十月三十一日下午四時正前送達本公司之香港股份過戶登記分處，雅柏勤證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓。

2. 有權出席本公司大會及投票表決之本公司股東，可委任一名或以上(倘股東持有兩股或以上股份)人士作為其受委代表出席大會及代其投票表決。受委代表不必為本公司股東。

3. 為使委任代表生效，委任代表之文據連同授權簽署代表委任表格之授權或其他授權文件(指如有而言)或經公證人簽署證明之副本，最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司於香港之主要營業地點，地址為香港干諾道中168-200號信德中心招商局大廈14樓1401室，方為有效。

4. 倘為股份之聯名股東，任何一名該等人士均可於大會上親身或委派代表就該等股份投票，猶如其為該等股份之唯一持有人般享有投票權；但倘多於一名該等聯名股東親身或委派代表出席大會，則只有於股東名冊上排名首位之股東有權就該等股份投票，其他聯名股東之投票一概無效。

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登最少七日。

* 僅供識別

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in shares, bank manager, solicitor, professional accountant, or other professional adviser.


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

GENERAL MANDATES
TO ISSUE AND REPURCHASE SHARES

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:— (1) the information contained in this circular is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this circular misleading; and (3) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This circular will remain on the GEM Website at *www.hkgem.com* on the "Latest Company Announcements" page for at least 7 days from the date of posting.

* *For identification purposes only*

27th September 2002

DEFINITION

In this circular, unless the context otherwise requires, the following expressions have the following meaning:

"AGM"	The Annual General Meeting of the Company to be held at the Chatham Room, Level 7, Conrad, Hong Kong on Tuesday, 5th November 2002 at 11:00 a.m.
"Code"	Hong Kong Code on Takeovers and Mergers
"Company"	Vodatel Networks Holdings Limited
"Directors"	Directors of the Company from time to time
"GEM"	The Growth Enterprise Market of the Stock Exchange
"GEM Listing Rules"	The Rules Governing the Listing of Securities on GEM
"Issue Mandate"	A general mandate proposed to be granted to the Directors to exercise the powers of the Company to allot, issue and deal with additional Shares up to a maximum amount of 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of Resolution 6(A)
"Latest Practicable Date"	25th September 2002, being the latest practicable date prior to the printing of this circular
"Notice"	Notice of the AGM which is set out in the 2002 Annual Report
"Repurchase Mandate"	A general mandate proposed to be granted to the Directors to exercise the powers of the Company to repurchase its Shares up to a maximum amount of 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of Resolution 6(B)
"Shareholders"	Shareholders of the Company from time to time
"Shares"	Ordinary shares of HK0.10 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited



VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Executive Directors:
Mr. José Manuel dos SANTOS *(Chairman)*
Mr. YIM Hong
Mr. KUAN Kin Man
Ms. Monica Maria NUNES

Independent Non-executive Directors:
Mr. CHUI Sai Cheong
Mr. LO King Chiu, Charles

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business:
No. 74 da Rua da Felicidade
Edf. Vodatel
Taipa, Macau

Principal Place of Business in Hong Kong:
Room 1401, 14th Floor
China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

27th September 2002

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

INTRODUCTION

On 5th November 2001, resolutions were passed giving general mandates to the Directors to issue and allot Shares and to exercise the powers of the Company to repurchase its own Shares and to add the number of Shares repurchased (if any) pursuant to the aforesaid general mandate to repurchase Shares to the number of Shares that may be allotted pursuant to the aforesaid general mandate to allot, issue or otherwise deal with the Shares in accordance with the GEM Listing Rules. These general mandates will lapse at the conclusion of the Annual General Meeting to be held on 5th November 2002 for the financial year ended 30th June 2002. It is therefore proposed to renew the general mandates to issue and allot Shares and to repurchase Shares.

* *For identification purposes only*

The Directors consider that it is in the best interest of the Company and its Shareholders that the Directors should be granted general mandates: (i) to allot, issue or otherwise deal with Shares or securities convertible into Shares or options, warrants or similar rights to subscribe for Shares, or to make or grant offers, agreements, options and other rights, or issue warrants and other securities including bonds, debentures and notes convertible into Shares, which would or might require the exercise of such powers; (ii) to repurchase Shares; and (iii) to extend the general mandate to issue Shares by adding to it the aggregate amount of the share capital of the Company repurchased under the Repurchase Mandate.

Under the Companies Act 1981 of Bermuda (as amended) and the GEM Listing Rules, the Company is required to give to its Shareholders all information which is reasonably necessary to enable Shareholders to make an informed decision as to whether to vote for or against the resolutions to be proposed at the AGM to renew the general mandates to issue and allot Shares and to repurchase Shares. This circular is prepared for such purpose. The explanatory statement required by the GEM Listing Rules to be included in this circular is set out in the Appendix.

GENERAL MANDATE TO ISSUE SHARES

An ordinary resolution as set out in Resolution 6(A) of the Notice will be proposed at the AGM to grant a general mandate to the Directors to, during the Relevant Period as defined in Resolution 6(A)(d) of the Notice, exercise the powers of the Company to allot, issue and otherwise deal with additional Shares up to a maximum of 20% of the aggregate nominal share capital of the Company in issue at the date of passing of such resolution. In addition, an ordinary resolution will also be proposed to authorise an extension of the Issue Mandate by adding to the Issue Mandate the number of Shares repurchased (if any) under the Repurchase Mandate, if granted at the AGM.

GENERAL MANDATE TO REPURCHASE SHARES

An ordinary resolution will be proposed at the AGM to grant a general mandate to the Directors to enable them to, during the Relevant Period as defined in Resolution 6(B)(c) of the Notice, repurchase Shares subject to the criteria set out in this circular. Shareholders should note that the maximum number of Shares that may be repurchased pursuant to the Repurchase Mandate will be such number of Shares representing up to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of such resolution.

ANNUAL GENERAL MEETING

Set out on pages 84 to 87 of the Annual Report is the Notice convening the Annual General Meeting to be held at the Chatham Room, Level 7, Conrad Hong Kong, on Tuesay, 5th November 2002 at 11:00 a.m. at which ordinary resolutions will be proposed to approve the Issue Mandate, the Repurchase Mandate and the extension of the Issue Mandate.

A form of proxy for use at the AGM is enclosed with this circular. Whether or not you intend to attend the meeting, please complete and return the form of proxy to the Company's principal place of business in Hong Kong at Room 1401, 14th Floor, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the AGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM should you so desire.

RECOMMENDATION

The Directors believe that the Issue Mandate, the Repurchase Mandate and the extension of the Issue Mandate are in the best interests of the Company and its Shareholders. The Repurchase Mandate may, depend on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its net assets and/or earnings per Share and will only be made when the Directors believe that a repurchase of Shares will benefit the Company and its Shareholders. Accordingly, the Directors recommend that all Shareholders of the Company should vote in favour of all the resolutions as set out in the Notice.

Yours faithfully
For and on behalf of
The board of directors of
VODATEL NETWORKS HOLDINGS LIMITED
José Manuel dos Santos
Chairman

This is an explanatory statement given to all Shareholders relating to a resolution to be proposed at the forthcoming AGM authorising the Repurchase Mandate.

This explanatory statement contains all the information required pursuant to Rule 13.08 of the GEM Listing Rules.

1. EXERCISE OF THE REPURCHASE MANDATE

Exercise in full of the Repurchase Mandate, on the basis of 607,984,000 Shares in issue as at the Latest Practicable Date prior to the printing of this circular, could result in up to 60,798,400 Shares being repurchased by the Company during the period up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or (iii) the revocation, variation or renewal of the Repurchase Mandate by ordinary resolution of the Shareholders in general meeting, whichever occurs first.

2. REASONS FOR REPURCHASES

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or its earnings per Share.

3. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Bye-Laws of the Company and the applicable laws of Bermuda. The Company may not purchase its own securities on the GEM for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

4. GENERAL

As compared with the financial position of the Company as at 30th June 2002 (being the date of its latest audited accounts), there might be a material adverse impact on the working capital or gearing position of the Company in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or on the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the GEM Listing Rules, the Bye-Laws of the Company and the applicable laws of Bermuda.

The GEM Listing Rules prohibit a company from knowingly purchasing securities on the Stock Exchange from a connected person (as defined in the GEM Listing Rules). No connected person has notified the Company that it has a present intention to sell Shares to the Company, or has undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

To the best of the knowledge of the Directors, having made all reasonable enquiries, none of the Directors or their respective associates (as defined in the GEM Listing Rules) has a present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell Shares to the Company.

6. THE HONG KONG CODE ON TAKEOVERS AND MERGERS

If as a result of a repurchase of Shares, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Code. As a result, a Shareholder, or a group of Shareholders acting in concert (within the meaning under the Code), depending on the level of increase in the Shareholder's interests, could obtain or consolidate control of the Company and become(s) obliged to make a mandatory offer in accordance with Rule 26 of the Code.

As at the Latest Practicable Date, the following Shareholder had interests representing 10% or more of the issued share capital of the Company:

Substantial Shareholder	No. of Shares	Percentage of Issued Share Capital
Eve Resources Limited	293,388,000	48.26%

In the event that the Directors exercise in full the power to repurchase Shares pursuant to the Repurchase Mandate, the total interests of the above substantial Shareholder in the Shares (assuming no further change in the number of Shares after the Latest Practicable Date) would be increased to:

Substantial Shareholder	Percentage of Issued Share Capital
Eve Resources Limited	53.62%

and the substantial Shareholder will, in the absence of a waiver or other exemption, be obliged to make a mandatory offer under Rule 26 of the Code in this aspect. The Directors have no present intentions to repurchase Shares to such an extent which will give rise to an obligation on the part of Eve Resources Limited to make a mandatory offer under Rule 26 of the Code.

7. SHARE PURCHASE MADE BY THE COMPANY

The Company had not purchased any of the Shares in the 6 months preceding the Latest Practicable Date (whether on the Stock Exchange or otherwise).

8. SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange in the twelve months preceding the Latest Practicable Date were as follows:—

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
September 2001	0.73	0.55
October 2001	0.75	0.63
November 2001	0.88	0.72
December 2001	0.94	0.82
January 2002	0.97	0.85
February 2002	0.92	0.78
March 2002	0.95	0.84
April 2002	0.87	0.80
May 2002	0.97	0.81
June 2002	0.84	0.75
July 2002	0.84	0.63
August 2002	0.70	0.51

重要文件

閣下對本通函各方面內容或應採取的行動如有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。



VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

發行及購回股份之
一般授權

香港聯合交易所有限公司(「聯交所」)對本通函之內容概不負責，對其準確性或完備性亦不發表任何聲明，並明確表示不會就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

本通函(愛達利網絡控股有限公司各董事願共同及個別承擔全部責任)載有遵照香港聯合交易所有限公司創業板證券上市規則的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：(1)本通函所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何事實致使本通函所載任何聲明產生誤導；及(3)本通函內表達的一切意見乃經審慎周詳考慮後方作出，並以公平合理之基準及假設為依據。

本通函將於刊登日期起於創業板之網站www.hkgem.com內「最新公司公告」一頁刊登最少七日。

二零零二年九月二十七日

* 僅供識別

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	訂於二零零二年十一月五日(星期二)上午十一時正假座香港港麗酒店七樓漆咸廳召開本公司股東週年大會
「守則」	香港公司收購及合併守則
「本公司」	愛達利網絡控股有限公司
「董事」	本公司當時的董事
「創業板」	聯交所創業板
「創業板上市規則」	聯交所創業板證券上市規則
「發行授權」	建議授予董事行使本公司權力，配發、發行及處理額外股份，最多達本公司於通過第6(A)項決議案當日已發行股本總面值之20%的一般授權
「最後可行日期」	本通函付印前的最後實際可行日期，即二零零二年九月二十五日
「通告」	股東週年大會通告
「購回授權」	建議授予董事行使本公司權力購回股份，最多達本公司於通過第6(A)項決議案當日已發行股本總面值之10%的一般授權
「股東」	本公司當時的股東
「股份」	本公司股本中每股面值0.10港元的普通股
「聯交所」	香港聯合交易所有限公司



VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*
(在百慕達註冊成立的有限公司)

執行董事：
José Manuel dos SANTOS先生(主席)
嚴康先生
關鍵文先生
Monica Maria NUNES女士

獨立非執行董事：
崔世昌先生
盧景昭先生

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

總辦事處及主要營業地點：
澳門氹仔
永福街74號
愛達利大廈

香港主要營業地點：
香港
干諾道中168-200號
信德中心招商局大廈
14樓1401室

敬啟者：

發行及購回股份之
一般授權

緒言

於二零零一年十一月五日，本公司已根據創業板上市規則通過決議案，授予董事一般授權，以發行及配發股份，以及行使本公司購回其本身股份的權力，加入根據上述購回股份的一般授權所購回的股份數目(如有)，以及根據上述配發、發行或以其他方式處理股份的一般授權可能配發的股份數目。該等一般授權將於二零零二年十一月五日舉行截至二零零二年六月三十日止財政年度的股東週年大會結束時失效。因此，本公司建議延續發行及配發股份，以及購回股份的一般授權。

* 僅供識別

董事認為，為符合本公司及其股東的最佳利益，董事獲授一般授權(i)配發、發行或以其他方式買賣股份或可轉換為股份的證券或購股權、認股權證或可認購股份或作出或授出售股建議、協議、購股權的類似權利及其他權利，或發行認股權證及其他證券，包括債券、公司債券及可換股票據，而此將或可能須行使該等權力；(ii)購回股份；及(iii)擴大發行股份的一般授權，加入根據購回授權購回本公司股本總額。

根據百慕達一九八一年公司法(經修訂)及創業板上市規則，本公司須給予其股東一切合理必需的資料，以便股東就是否投票贊成於股東週年大會上擬提呈延續發行及配發股份及購回股份的一般授權的決議案，作出知情的決定。本文件乃就此目的而編製。創業板上市規則規定收錄於本通函的説明書載於附錄。

發行股份的一般授權

本公司將於股東週年大會上提呈通告第6(A)項決議案所載的普通決議案，授予董事一般授權，於有關期間內(定義見通告第6(A)(d)項決議案)行使本公司權力，配發、發行及以其他方式處理額外股份，最多達本公司於通過該決議案當日已發行股本總面值之20%。此外，本公司亦將提呈一項普通決議案，擴大發行授權，加入根據購回授權(倘於股東週年大會上授出)所購回的股份數目(如有)。

購回股份的一般授權

本公司將於股東週年大會上提呈一項普通決議案，授予董事一般授權，以便董事可在有關期間(定義見股東週年大會通告(「通告」)第6(B)(c)項決議案)購回股份，但須受本通函所載的條款限制。股東應注意，根據購回授權可能購回證券的最高數目，最多將佔本公司於通過該項決議案之日已發行股本總面值之10%。

股東週年大會

本公司將於二零零二年十一月五日星期二上午十一時正假座香港港麗酒店七樓漆咸廳舉行股東週年大會，召開大會通告載於年報第84至第87頁，會上將提呈普通決議案，以批准發行授權、購回授權及擴大發行授權。

本函件隨附週年大會之代表委任表格乙份。不論閣下會否出席大會，均務請盡快將代表委任表格填妥及交回本公司香港的主要營業地點，地址為香港干諾道中168-200號信德中心招商局大廈14樓1401室，惟無論如何最遲須於週年股東大會指定舉行時間四十八小時前交回。閣下於填妥及交回代表委任表格後，仍可出席股東週年大會並於會上投票。

推薦意見

董事相信，發行授權、購回授權及擴大發行授權符合本公司及其股東的最佳利益。購回授權或會導致提高本公司及其每股淨資產及╱或每股盈利的淨值，但須視乎當時的市況及資金安排，且只會在董事相信購回股份有利於本公司及其股東的情況下，方會進行。因此，董事推薦本公司全體股東投票贊成股東週年大會通告所載的所有決議案。

此致

列位股東　台照

代表
愛達利網絡控股有限公司
董事會
主席
José Manuel dos Santos
謹啟

二零零二年九月二十七日

本說明函件乃就本公司在即將召開之股東週年大會上提呈購回授權之決議案而發給所有股東。

本說明函件載有根據創業板上市規則第13.08條規定之所有資料。

1. 行使購回授權

假設購回授權獲悉數行使，按本公司於最後可行日期，已發行之股份607,984,000股之基準計算，本公司直至(i)本公司下屆股東週年大會結束；(ii)本公司之公司細則或任何百慕達之適用法例規定本公司下屆股東週年大會須舉行期限屆滿；或(iii)本公司股東在股東大會上以普通決議案撤回、修訂或重新授出購回授權(以較早發生者為準)之期間內可購回之股份最多可達60,798,400股。

2. 購回證券之理由

董事僅在相信購回股份會對本公司及其股東有利之情況下，始會進行購回。該等購回可能導致本公司之資產淨值及／或每股盈利增加，惟須視乎當時之市況及資金安排而定。

3. 購回之資金

購回股份時，本公司僅可動用根據其公司細則及百慕達之適用法例可合法撥作此用途之資金。本公司不得以現金以外之代價或聯交所不時訂定之交易規則所規定之付款方式以外之其他方式，在創業板購回其證券。

4. 一般事項

相比二零零二年六月三十日(最近期的審計報表日期)的財務狀況，倘購回授權獲全面行使，可能會對本公司之營運資金或資本負債水平構成重大不利影響。然而，董事會不擬在對本公司之營運資金要求或董事認為不時適合本公司之資本負債水平構成重大不利影響之情況下行使購回授權。

5. 承諾

董事已向聯交所承諾，其將(在適用之情況下)根據當時之創業板上市規則、本公司細則及百慕達之適用法例行使購回授權。

聯交所創業板證券上市規則禁止公司在聯交所蓄意地向某關連人士(定義見創業板上市規則)購買證券。概無任何關連人士知會本公司，表示現時有意將股份售予本公司，亦無承諾不會將股份售予本公司，惟倘購回授權經股東批准則除外。

董事在作出一切合理查詢後深知，倘股東批准購回授權，董事或彼等各自之聯繫人士(定義見創業板上市規則)目前無意出售股份予本公司。

6. 香港公司收購及合併守則

倘購回股份導致某股東於本公司投票權所佔權益比例有所增加，則就香港公司收購及合併守則(「守則」)而言，該項增加將被當作一項收購。因此，一名股東或一群一致行動之股東(按守則所指之涵義)取得或鞏固於本公司之控制權(視乎股東權益增加之程度)，須根據守則第26條提出強制性收購建議。

於最後可行日期，擁有本公司已發行股本10%或以上權益之股東如下：

主要股東	股份數目	已發行股本百分比
Eve Resources Limited	293,388,000	48.26%

倘董事行使全部權力購回股份(假設在最後可行日期後股份數目沒有進一步變動)，則上述主要股東擁有之權益總額將增至：

主要股東	已發行股本百分比
Eve Resources Limited	53.62%

而根據守則第26條該等主要股東在沒有豁免情況下將須提出強制性收購建議。董事現無意購回股份數量足以引發Eve Resources Limited根據守則第26條之規定而作出強制收購。

7. 本公司購回股份

在最後可行日期前六個月內，本公司並無在聯交所或其它證券交易所購回股份。

8. 股價

本公司股份在最後可行日期前十二個月在聯交所所錄得每月的最高及最低成交價如下：

	股份	
	最高價	最低價
	港元	港元
二零零一年九月	0.73	0.55
二零零一年十月	0.75	0.63
二零零一年十一月	0.88	0.72
二零零一年十二月	0.94	0.82
二零零二年一月	0.97	0.85
二零零二年二月	0.92	0.78
二零零二年三月	0.95	0.84
二零零二年四月	0.87	0.80
二零零二年五月	0.97	0.81
二零零二年六月	0.84	0.75
二零零二年七月	0.84	0.63
二零零二年八月	0.70	0.51


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Third Annual General Meeting of Shareholders of the Company will be held at the Chatham Room, Level 7, Conrad Hong Kong, on Tuesday, 5th November 2002 at 11:00 a.m. for the following purposes:-

1. To receive and consider the audited financial statements and the reports of the directors of the Company ("Directors") and auditors for the year ended 30th June 2002.

2. To approve the payment of a final dividend for the year ended 30th June 2002.

3. To re-elect retiring Director.

4. To authorise the Board of Directors to fix Directors' remuneration.

5. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

6. To consider as special businesses and, if thought fit, pass the following resolutions as Ordinary Resolutions:-

   A. "**THAT**:-

      (a) subject to paragraph (c) of this Resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company or securities convertible into such shares or options, warrants, or similar rights to subscribe for

any shares or convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an options or otherwise) and issued by the Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d) of this Resolution), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) the exercise of any options granted under any option scheme or similar arrangement for the time being adopted by the Company or, (iv) any scrip dividend or similar arrangement providing for the allotment of shares in the capital of the Company in lieu of the whole or part of the cash payment for any dividend on shares of the Company pursuant to the Bye-Laws of the Company from time to time, shall not in aggregate exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in Meeting.

"Rights Issue" means the allotment, issue or grant of shares in the capital of the Company pursuant to an offer of shares open for a period fixed by the Directors made to holders of shares of the Company or any class thereof whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange or any territory outside Hong Kong applicable to the Company)."

B. "**THAT**:-

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase its own issued shares of HK$0.10 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on the Growth Enterprise Market ("GEM") of the Stock Exchange or those of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in Meeting."

C. "**THAT**:-

subject to the passing of the Ordinary Resolution Nos. 6A and 6B, the general mandate granted to the Directors to allot, issue and deal with additional securities pursuant to Resolution No. 6A be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares repurchased by the Company under the authority granted pursuant to Resolution No. 6B, provided that such amount of shares so repurchased shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

By order of the Board
VODATEL NETWORKS HOLDINGS LIMITED
José Manuel dos Santos
Chairman

Hong Kong, 27th September 2002

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business:
No. 74 da Rua da Felicidade
Edf. Vodatel
Taipa, Macau

Place of Business in Hong Kong:
Room 1401, 14th Floor
China Merchants Tower, Shun Tak Centre
168-200 Connaught Road
Central, Hong Kong

Notes:

1. The register of members of the Company will be closed from 1st November 2002 to 5th November 2002, both days inclusive, during which period no transfer of shares will be registered. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not later than 4:00 p.m. on 31st October 2002.

2. Every member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies (if a member who is the holder of two or more shares) to attend and vote in his stead. A proxy need not be a member of the Company.

3. To be valid, the instrument appointing a proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's principal place of business in Hong Kong at Room 1401, 14th Floor, China Merchants Tower, Shun Tak Centre, 168-200 Conuanght Road Central, Hong Kong, not less than 48 hours before the appointed time for holding the Meeting.

4. An Explanatory Statement containing further details regarding Ordinary Resolution No. 6B above as required by the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange will be dispatched to the members of the Company together with the 2002 Annual Report.

This announcement, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: - (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the day of its posting.

* *For identification purpose only*


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

股東週年大會通告

茲通告本公司將於二零零二年十一月五日星期二上午十一時正假座香港港麗酒店七樓漆咸廳舉行第三屆股東週年大會，以處理下列事務：

1. 省覽截至二零零二年六月三十日止年度的經審核財務報表、本公司董事(「董事」)及核數師的報告書。

2. 批准派付截至二零零二年六月三十日止年度的末期股息。

3. 重選退任董事。

4. 授權董事會釐定董事酬金。

5. 重新委任核數師及授權董事會釐定彼等的酬金。

6. 列為特別事項，考慮及酌情通過下列決議案為普通決議案：

(A)「**動議**：－

(a) 在本決議案下文(c)段的規限下，一般及無條件批准董事於有關期間(定義見本文)內行使本公司一切權力以配發、發行及處理本公司股本中的額外股份或可轉換為該等股份或購股權、認股權證的證券，或可認購任何股份或可換股證券的類似權利，並在可能須行使該等權力時作出或授出售股建議、協議及購股權；

(b) 本決議案(a)段所述的批准將授權董事於有關期間內作出或授出可能須在有關期間結束後行使該等權力的售股建議、協議及購股權；

(c) 董事根據本決議案(a)段所述的批准而配發或同意有條件或無條件配發及發行（不論是否根據購股權或其他原因而配發者）的股本面值總額（惟根據(i)供股（定義見本決議案(d)段）；或(ii)根據本公司發行的任何認股權證的條款行使認購權或轉換可轉換為本公司股份的任何證券；(iii)根據任何購股權計劃或本公司當時採納的類似安排行使任何購股權；或(iv)根據本公司不時生效的公司細則以任何股代息或類似安排藉配發股份以代替股份的全部或部份股息的現金款項而發行的股份，不得超過本決議案通過日期本公司已發行股本面值總額之20%；及本決議案的授權亦須受此限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列三者中的較早日期止的期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按本公司的公司細則或任何百慕達適用法例規定本公司須召開下屆股東週年大會的期限屆滿時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或更改本決議案授予的權力；

「供股」乃指董事於訂定的期間內向於指定記錄日期名列股東名冊的本公司股份或任何類別持有人按彼等當時的持股或類別比例根據提呈發售股份，配發、發行或授予本公司股份，惟董事有權就零碎股權或經考慮根據任何司法權區或任何認可監管機關或任何證券交易所的法例的任何限制或責任，作出其認為必要或權宜的豁免或其他安排。」

(B)「**動議**：－

(a) 根據本決議案(b)段，一般及無條件批准在董事會於有關期間（定義見本決議案(c)段）內行使本公司一切權力，在香港聯合交易所有限公司（「聯交所」）或任何其它本公司股份可能上市並經由證券及期貨事務監察委員會及聯交所就此認可的證券交易所，按照所有適用法例及規定及聯交所創業板（「創業板」）證券上市規則或任何其它認可證券交易所不時修訂的規定，購回本公司股本中每股面值0.10港元的已發行股份；

(b) 本公司根據本決議案(a)段所述的批准在有關期間內購回的股份面值總額不得超過於本決議案通過日期本公司已發行股本面值總額之10%，上述授權亦須受此限制；及

(c) 就本決議案而言：

「有關期間」指本決議案通過日期起至下列三者中的較早日期止的期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按本公司的公司細則或任何百慕達適用法例規定本公司須召開下屆股東週年大會的期限屆滿時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或更改本決議案授予的權力。」

(C)「**動議**：－

待第6A項及第6B項普通決議案獲通過後，擴大授予董事根據第6A項配發、發行及處理額外證券的一般授權至包括本公司根據第6B項決議案授予的權力下所額外購回的股份面值總值，惟購回的股份面值不得超逾本公司於本決議案通過日期已發行股本面值總額之10%。」

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

二零零二年九月二十七日

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處兼主要營業地點：
澳門氹仔
永福街74號
愛達利大廈

香港營業地點：
香港上環
干諾道中168-200號
信德中心招商局大廈
14樓1401室

附註：

1. 本公司將於二零零二年十一月一日至二零零二年十一月五日(包括首尾兩日)暫停辦理股東登記手續，於該期間將不會辦理任何股份過戶登記。所有過戶文件連同有關股票最遲須於二零零二年十月三十一日下午四時正前送達本公司之香港股份過戶分處，雅柏勤證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓。

2. 有權出席本公司大會及投票表決的本公司股東，可委任一位或以上(倘股東持有兩股或以上股份)人士作為其受委代表出席大會及代其投票表決。受委代表不必為本公司股東。

3. 為使委任代表生效，委任代表的文據連同授權簽署代表委任表格的授權書或其他授權文件(指如有而言)或經公證人簽署證明的副本，最遲須於大會指定舉行時間四十八小時前送達本公司的香港主要營業地點，地址為香港干諾道中168-200號信德中心招商局大廈14樓1401室，方為有效。

4. 按照聯交所證券上市規則規定，一份載有有關上文第6B項普通決議案的詳情的說明文件，連同二零零二年年報將寄發予本公司股東。

本公佈(愛達利網絡控股有限公司各董事願共同及個別對此負全責)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：－(1)本公佈所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何其他事實致使本公佈所載任何聲明產生誤導；及(3)本公佈內表達的一切意見乃經審慎周詳考慮後方始作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登最少七日。

* 僅供識別


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

CHANGE OF PRINCIPAL PLACE OF BUSINESS

Effective from 16th September 2002, the Headoffice of Vodatel Networks Holdings Limited has moved into a new premises located at No. 74 da Rua da Felicidade Edf. Vodatel, Taipa, Macau.

We are pleased to announce that effective from 16th September 2002, the Headoffice of Vodatel Networks Holdings Limited (the "Company") has moved into a new premises located at No. 74 da Rua da Felicidade Edf. Vodatel, Taipa, Macau (Aterro do Pac-On, Lote 03, Macau) ("New Premises").

As disclosed in Item (1) of the Connected Party Transactions section of the Company's Prospectus, the Group is to move its headoffice into the New Premises when ready for occupation in order to facilitate the Group's future expansion. The New Premises is owned by Vodatel-Services and Consultant Limited ("VSC") of which Mr. Santos, Chairman of the Company, holds 90% interest. Following the termination of previous tenancy agreement for the premises at Estrada D. Maria II, Ed. Industrial Cheong Long, 4/F, "B&C", Macau ("Old Premises"), a new tenancy agreement is to be entered into between Vodatel Holdings Limited ("VHL"), a subsidiary of the Company, as

the Tenant and VSC as the Landlord at an estimated annual rental including management fees of HK$460,000 (as compared to HK$60,000 for the Old Premises) for a total gross floor area of approximately 10,000 sq. ft. (as compared to approximately 3,660 sq. ft. of the Old Premises). The Directors of the Company are opined that the subject transaction is strictly an ordinary course of business with normal commercial terms and is in the interest of the shareholders as a whole. Pursuant to Rule 20.25(3), the annual rental payable by VHL falls under the *de minimis* amount and should be exempted from any disclosure requirements or approval of shareholders of the Company.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 16th September 2002

This announcement will remain on the GEM Web Site on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

* *For identification purpose only*


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

更改主要營業地點

由二零零二年九月十六日起，愛達利網絡控股有限公司已遷往位於澳門氹仔永福街74號愛達利大廈的新物業。

吾等欣然宣佈，由二零零二年九月十六日起，愛達利網絡控股有限公司(「本公司」)的總辦事處已遷往位於澳門氹仔永福街74號愛達利大廈(Aterro do Pac-On, Lote 03, Macau)的新物業(「新物業」)。

誠如本公司的招股章程內關連人士交易一節之第一項所披露，為促進本集團的未來發展，本集團會於新物業竣工後，將總辦事處遷往該新物業。新物業由Vodatel-Services and Consultant Limited(「VSC」)(由本公司主席Santos先生擁有90%權益)擁有。於終止租用位於澳門馬交石炮台馬路昌龍工業大廈5樓B、C座(「舊物業」)的租約後，本公司的一間附屬公司Vodatel Holdings Limited(「VHL」)(作為租客)與

VSC（作為業主）將會訂立一份新租約，總建築樓面面積約10,000平方呎（而舊物業的面積約為3,660平方呎）的估計年租（包括管理費）為460,000港元（而舊物業的年租則為60,000港元）。本公司董事認為，該項交易乃屬日常業務運作，並按正常商業條款訂立及符合股東的整體利益。根據規則第20.25(3)條，VHL應付的年租金額低於最低限額，應獲豁免遵守任何披露或經本公司股東批准的規定。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零二年九月十六日

本公佈將由刊登日期起在創業板網站「最新公司公告」刊登最少七日。

* 僅供識別



VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

Websites: http://www.vodatelsys.com; www.irasia.com/listco/hk/vodatel

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This announcement, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: - (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

* *For identification purpose only*

Highlights

- Announced our seventh year of profit making record, with turnover growing 9.9% from HK$546.9 million to HK$601.1 million and net profit standing at HK$57.0 million for the financial year

- Successful expanded our territorial reach to Guangxi Zhuang Autonomous Region in the west and Hebei in the north, marking Vodatel's footprints in 18 provinces, municipalities and autonomous regions in the PRC

- Majority of our existing customers adopting the integrated network concept, with handsome volume of contracts being awarded

- Awarded aggregate contracts of HK$17.7 million from various mobile bureaus under Guangdong China Mobile to interface our self-developed digital image processing management solution with their Business and Operation Support System

- Riverstone subscribed 100% of the US$3.5 million of convertible bonds issued by the Company

- Invested into MTel to strengthen our position in wireless communications

- Successfully launched the network management system, VCMS, jointly developed by Vodatel and Vodatel Crossland, in the PRC

RESULTS

The Board of Directors is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively the "Group") for the year ended 30th June 2002, together with the comparative audited figures for the corresponding year ended 30th June 2001 as follows:

	Note	**2002** *HK$'000*	**2001** *HK$'000* *(restated)*
Turnover	2	601,108	546,915
Cost of sales		(448,860)	(397,933)
Gross profit		152,248	148,982
Other revenues	2	4,237	11,773
Selling expenses		(13,539)	(5,745)
Administrative expenses		(72,585)	(57,622)
Impairment of goodwill	1(c)	—	(26,668)
Operating profit	3	70,361	70,720
Finance cost	4	(173)	—
Share of losses of associated companies		(876)	(2,155)
Profit before taxation		69,312	68,565
Taxation	5	(10,557)	(14,429)
Profit after taxation		58,755	54,136
Minority interests		(1,763)	—
Profit attributable to shareholders		56,992	54,136
Dividends	6	9,120	12,160
Basic earnings per share	7	9.37 cents	8.84 cents
Fully diluted earnings per share	7	9.33 cents	N/A

Movement in reserves of the Group during the year were as follows:

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Retained earnings HK$'000	Total HK$'000
At 1st July 2000	92,364	—	1,399	35,549	—	44,622	173,934
Effect of adopting SSAP 9 (revised)	—	—	—	—	—	9,225	9,225
At 1st July 2000 (restated)	92,364	—	1,399	35,549	—	53,847	183,159
Effect of adopting SSAP 30 and SSAP 31	—	—	—	—	—	26,668	26,668
Repurchase of shares	(5,774)	702	—	—	—	(702)	(5,774)
Deficit on revaluation of non-trading securities	—	—	(1,254)	—	—	—	(1,254)
Profit attributable to shareholders	—	—	—	—	—	54,136	54,136
1999/2000 Final dividend paid	—	—	—	—	—	(9,225)	(9,225)
Goodwill written off on acquisition of subsidiaies	—	—	—	—	—	(15,697)	(15,697)
At 30th June 2001	86,590	702	145	35,549	—	109,027	232,013
Representing:							
2000/2001 Final dividend proposed							12,160
Reserves at 30th June 2001							219,853
							232,013
Company and subsidiaries	86,590	702	145	35,549	—	111,625	234,611
Associated companies	—	—	—	—	—	(2,598)	(2,598)
At 30th June 2001	86,590	702	145	35,549	—	109,027	232,013

Movement in reserves of the Group during the year were as follows: (Continued)

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Retained earnings HK$'000	Total HK$'000
At 1st July 2001 (as previously reported)	86,590	702	145	35,549	—	96,867	219,853
Effect of adopting SSAP 9 (revised)	—	—	—	—	—	12,160	12,160
At 1st July 2001 (restated)	86,590	702	145	35,549	—	109,027	232,013
Deficit on revaluation of non-trading securities	—	—	(2,517)	—	—	—	(2,517)
Exchange differences arising on translation of accounts of overseas subsidiaries and an associated company	—	—	—	—	(10)	—	(10)
Profit attributable to shareholders	—	—	—	—	—	56,992	56,992
2000/2001 Final dividend paid	—	—	—	—	—	(12,160)	(12,160)
2001/2002 Interim dividend paid	—	—	—	—	—	(6,080)	(6,080)
At 30th June 2002	86,590	702	(2,372)	35,549	(10)	147,779	268,238
Representing:							
2001/2002 Final dividend proposed							3,040
Reserves at 30th June 2002							265,198
							268,238
Company and subsidiaries	86,590	702	(2,372)	35,549	(10)	151,264	271,723
Associated companies	—	—	—	—	—	(3,485)	(3,485)
At 30th June 2002	86,590	702	(2,372)	35,549	(10)	147,779	268,238

Segment reporting

Primary reporting format - business segments

The group is organised into two main business segments:

- Design, sale and implementation of data networking systems and provision of related engineering services
- Sale of goods

There are no sales or other transactions between the business segments.

	Design, sale and implementation of data networking systems and provision of related engineering services 2002 *HK$'000*	Sale of goods 2002 *HK$'000*	Group 2002 *HK$'000*
Turnover	521,582	79,526	601,108
Segment results	69,994	15,931	85,925
Unallocated income			4,237
Unallocated cost			(19,801)
Operating profit			70,361
Finance cost			(173)
Share of losses of associated companies			(876)
Profit before taxation			69,312
Taxation			(10,557)
Profit after taxation			58,755
Minority interests			(1,763)
Profit attributable to shareholders			56,992
Segment assets	275,777	26,392	302,169
Investments in associated companies			6,591
Unallocated assets			243,515
Total assets			552,275
Segment liabilities	86,733	11,732	98,465
Unallocated liabilities			124,774
Total liabilities			223,239
Unallocated capital expenditure			5,743
Unallocated depreciation			2,210
Unallocated impairment charge			1,674
Other non-cash expenses	117	26	143
Unallocated non-cash expenses			2,996

Primary reporting format - business segments (Continued)

	Design, sale and implementation of data networking systems and provision of related engineering services 2001 *HK$'000*	Sale of goods 2001 *HK$'000*	Group 2001 *HK$'000* (restated)
Turnover	471,885	75,030	546,915
Segment results	84,670	16,366	101,036
Unallocated income			11,773
Unallocated costs			(42,089)
Operating profit			70,720
Share of losses of associated companies			(2,155)
			68,565
Profit before taxation			
Finance cost			—
Taxation			(14,429)
Profit after taxation			54,136
Minority interests			—
Profit attributable to shareholders			54,136
Segment assets	248,273	34,662	282,935
Investments in associated companies			6,609
Unallocated assets			258,905
Total assets			548,449
Segment liabilities	135,513	22,527	158,040
Unallocated liabilities			97,598
Total liabilities			255,638
Unallocated capital expenditure			23,403
Unallocated depreciation			2,188
Unallocated impairment charge			26,668
Other non-cash expenses	310	47	357
Unallocated non-cash expenses			97

Secondary reporting format - geographical segment

The group is engaged in the design, sale and implementation of data networking systems and provision of related engineering services, and sale of goods in two main geographical areas, namely the PRC and Macau.

There are no sales or other transactions between the geographical segments.

	Turnover 2002 *HK$'000*	Segment result 2002 *HK$'000*	Total assets 2002 *HK$'000*	Capital expenditure 2002 *HK$'000*
The PRC	541,906	81,300	113,402	—
Macau	59,202	4,625	188,767	—
	601,108	85,925	302,169	—
Unallocated income		4,237		
Unallocated cost		(19,801)		
Operating profit		70,361		
Investments in associated companies			6,591	
Unallocated assets			243,515	
Total assets			552,275	
Unallocated capital expenditure				5,743

Secondary reporting format - geographical segment (Continued)

	Turnover 2001 *HK$'000*	Segment result 2001 *HK$'000* (restated)	Total assets 2001 *HK$'000*	Capital expenditure 2001 *HK$'000*
The PRC	541,603	99,247	85,388	—
Macau	5,312	1,789	197,547	—
	546,915	101,036	282,935	—
Unallocated income		11,773		
Unallocated cost		(42,089)		
Operating profit		70,720		
Investments in associated companies			6,609	
Unallocated assets			258,905	
Total assets			548,449	
Unallocated capital expenditure				23,403

Notes to the accounts

1. **Basis of preparation of the accounts**

(a) The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). The accounts are prepared under the historical cost convention except that non-trading securities are stated at fair value.

(b) In the current year, the group adopted the following revised or new Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after 1st January 2001 except stated otherwise:

SSAP 9 (revised)	:	Events after the balance sheet date
SSAP 26	:	Segment reporting

SSAP 28	:	Provisions, contingent liabilities and contingent assets
SSAP 30	:	Business combinations
SSAP 31	:	Impairment of assets
SSAP 32	:	Consolidated financial statements and accounting for investments in subsidiaries

In the current year, the group early adopted the following revised SSAPs issued by the HKSA which will be effective for accounting periods commencing on or after 1st January 2002 except stated otherwise:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cashflow statement

(c) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group's share of the net assets of the acquired subsidiary and associated company at the date of acquisition.

In accordance with SSAP 30, goodwill on acquisitions on or after 1st July 2001 is included in intangible assets and is amortised using the straight-line method over its estimated useful life but not exceeding 20 years.

Goodwill on acquisitions that occurred prior to 1st July 2001 was written off against reserves. The group has taken advantage of the transitional provision 1(a) in SSAP 30 and goodwill previously written off against reserves has not been restated. However any impairment arising on such goodwill is accounted for in accordance with SSAP 31. In accordance with the transitional provisions of SSAP30, where an impairment loss has arisen since the date of acquisition on goodwill previously written off against reserves, and previously there was not a policy to recognise such impairment losses, this change in accounting policy has been applied retrospectively and the impairment losses have been recognised as a prior year adjustment. As a result, the group has retrospectively restated and decreased its previously reported net profit for the year ended 30th June 2001 by approximately HK$26,668,000.

2. Revenues and Turnover

Revenue from the design, sale and implementation of data networking systems and the provision of related engineering services is recognised upon the satisfactory completion of installation, which generally coincides with the time when the systems are delivered to customers.

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and the title has passed.

The group is principally engaged in the design, sale and implementation of data networking systems and provision of related engineering services and sale of goods. Revenues recognised during the year are as follows:

	2002	2001
	HK$'000	*HK$'000*
Turnover		
Design, sale and implementation of data networking systems and provision of related engineering services	521,582	471,885
Sale of goods	79,526	75,030
	601,108	546,915
Other revenues		
Dividend income	649	686
Interest income	3,588	11,087
	4,237	11,773
Total revenues	605,345	558,688

3. Operating profit

Operating profit is stated after crediting and charging the followings:

	2002 *HK$'000*	2001 *HK$'000*
Crediting		
Net exchange gain	1,654	—
Charging		
Auditors' remuneration		
- current year	1,217	1,200
- under provision in previous year	—	235
Cost of inventories	418,716	394,417
Depreciation of fixed assets	2,210	2,188
Impairment of investments in non-trading securities	1,674	—
Loss on disposal of fixed assets	2	97
Net exchange loss	—	1,163
Operating leases in respect of land and buildings	2,674	1,932
Provision for doubtful debts	—	357
Provision for advance to an associated company	2,996	—
Research and development costs	159	146
Retirement benefit costs	653	502
Staff costs (including directors' emoluments)	31,659	27,023

4. Finance cost

	2002 *HK$'000*	2001 *HK$'000*
Interest on convertible bonds	173	—

5. **Taxation**

The taxation charge comprises:

	2002 *HK$'000*	**2001** *HK$'000*
Hong Kong profits tax *(note a)*	—	—
Macau complementary profits tax *(note b)*	10,274	14,429
PRC profits tax *(note c)*	283	—
	10,557	14,429

(a) No provision for Hong Kong profits tax has been made in the accounts as the Group does not have any estimated assessable Hong Kong profits for the year.

(b) Macau complementary profits tax has been calculated at 15.75% on the estimated assessable profits of group companies operating in Macau.

(c) The PRC profits tax has been calculated at 33% on the estimated assessable profits of group companies operating in the PRC.

(d) There was no material unprovided deferred taxation for the year (2001: Nil).

6. **Dividends**

	2002 *HK$'000*	**2001** *HK$'000*
Interim, paid for 2001/2002, of HK$0.01 (2000/2001: nil) per ordinary share	6,080	—
Final, proposed for 2001/2002, of HK$0.005 (2000/2001: HK$0.02) per ordinary share	3,040	12,160
	9,120	12,160

Notes:

(a) The previously recorded final dividends proposed and declared after the balance sheet date but accrued in the accounts for the years ended 30th June 2000 and 2001 were HK$9,225,000 and HK$12,160,000 respectively. Under the group's new accounting policy, these have been written back against opening reserves as at 1st July 2000 and 2001 and are now charged in the periods in which they were declared.

(b) At a meeting held on 16th September 2002, the directors proposed a final dividend of 0.5 HK cent (2001: 2.0 HK cents) per share to be paid to the shareholders whose names appear on the register of members of the Company on 5th November 2002. The dividend will be payable on 19th November 2002. This proposed dividend is

not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ended 30th June 2002. Together with the interim dividend of 1.0 HK cent, total dividends per share for the year will amount to 1.5 HK cents (2001: 2.0 HK cents).

(c) The register of members of the Company will be closed from Friday, 1st November 2002 to Tuesday, 5th November 2002, both days inclusive, during which period no transfer of shares may be registered. In order to qualify for the final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrar, Abacus Share Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration, not later than 4:00 p.m. on Thursday, 31st October 2002.

7. **Earnings per share**

The calculation of basic earnings per share is based on the group's profit attributable to shareholders of HK$56,992,000 (2001(restated): HK$54,136,000) and the weighted average of 607,984,000 shares (2001: 612,184,331 shares) in issue during the year.

The calculation of fully diluted earnings per share is based on adjusted profit of HK$57,137,753 on the assumption that the weighted average of all convertible bonds in issue and all share options outstanding, except for share options having anti-dilutive effect, had been converted and had saved finance costs thereon and the weighted average of 612,211,940 shares issued and issuable.

Fully diluted earnings per share for the year ended 30th June 2001 was not disclosed as there were no dilutive potential ordinary shares.

MANAGEMENT DISCUSSION & ANALYSIS

Industry Overview

In line with the gradual opening of the market after the PRC's accession to the World Trade Organisation and the mandate of the Chinese Government to increase competition and improve level of services among market players, the telecommunications industry has been undergoing restructuring under the administration of the Ministry of Information Industry. During the period under review, the fixed-line operator, China Telecom, is split into two telecommunications giants, China Telecom, governing the southern part of the PRC, and China Network Communications, covering 10 provinces in the northern part of the PRC and to merge with China Netcom and China Jitong. Due to the restructuring and merger among players of the industry, capital expenditures by telecommunications service providers have resulted in a temporary lag. We believe that as the impact of the restructuring and integration settles, infrastructure spending will impel.

Review of Operations

Data Network Infrastructure

We continued to achieve steady results in our core business — the construction of public data infrastructure for telecommunications service providers in the PRC. Despite the reorganization of the telecommunications industry, the growing economy in the PRC has continued to drive an on-going expansion and upgrade of public data networks by major telecommunications service providers to support the robust business activities.

The integrated data networks concept, which promotes efficient use of network resources on a unified platform, has been widely accepted and adopted by majority of our customers. Major projects awarded to us during the year included the HK$11.1 million contract by Guizhou China Telecom to construct Guizhou's provincial broadband ATM network and to integrate with its existing Digital Data Networks ("DDN") and the HK$20.2 million contract by Hunan China Telecom to upgrade and integrate its DDN and ATM/Frame Relay networks, not to mention the HK$124.0 million contract from Guangdong China Telecom and an aggregate contracts of HK$30.0 million from Shanghai China Telecom to expand and upgrade their existing integrated networks. The combination of our technical capability and market knowledge has further allowed us to expand our territorial reach. With the award of the HK$27.7 million contract by Guangxi China Telecom to expand and realign their DDN and ATM/Frame Relay networks in the Guangxi Zhuang Autonomous Region and the HK$26.9 million contract by Hebei China Telecom to expand its ATM networks and to integrate with its DDN in the Hebei Province, our customer installation base now spans in 18 provinces, municipalities and autonomous regions in the country.

Given the huge potential of the broadband IP Metropolitan network market in the PRC and encouraged by our previous success in entering the broadband IP Metropolitan network construction arena, we continued to enrich our array of products to strengthen our competency in securing more broadband IP network projects by taking up the distributorship of Riverstone for its core routing switches. In addition, to become the destination of choice for network solutions, we actively identified innovative value-added products and applications to expand our product offerings. During the year, in addition to representing Alcatel, Juniper, Riverstone and Extreme for their respective core network infrastructure equipment, we have taken up Packeteer's application performance infrastructure systems, Mirapoint's internet messaging software and messaging server infrastructure equipment, and Inktomi's scalable network infrastructure software solutions.

Technical Services

We continued to build and upgrade our technical support team, using our proven capability and commitment to provide quality after-sales services to differentiate ourselves from our competitors in the market. With an expanded customer installation base, we are in the process of setting up new representative offices in the PRC in addition to our existing 13 representative offices. Our established nationwide network of representatives offices not only allow Vodatel to promptly response to customers' enquires and deliver quality services, in particular trouble shooting, but also allows Vodatel to maintain a solid relationship network with local telecommunications service providers in the PRC and to promptly identify business opportunities as they arise.

Wireless Communications

To well position ourselves in the area of wireless/mobile communications, in addition to our joint venture with Korean-based Lucky Goldstar Group, we have invested into Mobile Telecom Network (Holdings) Limited ("MTel") to leverage on its expertise in data compression, acceleration, device specific reformatting and multiple applications integration. Using MTel's platform, speed of data transmission via an array of customer premises equipment, such as mobile phones, PDAs, laptops and other mobile devices, will be greatly enhanced. Capitalizing on our established marketing and relationship network, joint promotion of MTel's products and services to China Mobile in various provinces currently underway.

Self-developed Products

During the year, we successfully promoted our self-developed VodaImage to Guangdong China Mobile and secured contracts with seven mobile bureaus under Guangdong China Mobile, including Huizhou, Dongguan, Shunde, Foshan, Guangzhou, Shantou and Zhanjiang, totaling HK$17.7 million. VodaImage is selected as the digital image processing management solution to interface with the Business and Operation Support System of Guangdong China Mobile, complementing the rollout of an array of services offered such as billing, process management and customer support.

To expand the applications of VodaImage, we are in the process of evaluating various options to integrate VodaImage with our self-developed monitoring and surveillance system, VodaMax, into applications for other vertical markets, such as restricted area monitoring solution for governmental authorities and full traffic control and surveillance solution for traffic patrol.

Business of Vodatel Crossland has been hampered as companies cautiously undertake e-commerce activities. Nevertheless, we successfully installed New Economy Trading Platform ("NETP") at the Government Communication Services Bureau of the Government of Macau to enable their e-operating processes, which has become the reference site for the promotion of our NETP. Furthermore, we started the selling of the network management system, VCMS, jointly developed by Vodatel and Vodatel Crossland, in the PRC, including to Internet Service Providers to manage internet data traffic.

PROSPECTS

This year marked the 10th anniversary of Vodatel. Looking back, we are one of the pioneers to move into telecommunications market in the PRC. With the launch of the PRC's first public DDN in Shanghai in 1992, we are proud that over 10 years, Vodatel has built the public data networks in 18 provinces, municipalities and autonomous regions in the PRC and working in collaboration with the local telecommunications service providers to support their public data networks.

Over the years, we have put our prime focus in the carriers' market and constantly drive ourselves to better understand the ever changing market, listening to our customers, identifying best-of-the-breed products, providing prompt and quality services and strengthening our own technical know-how. We have used these qualities as building blocks to lay a solid foundation and bring Vodatel to where we are today — a trusted technical partner and a reputable network solutions provider in the industry.

Our ultimate goal to enhance shareholders' value remains our highest priority. With the gradual liberation of the telecommunications market, we are confident that our proven track record will allow us to continue to build a successful story and to achieve steady results. First, increasing revenue per customer and expanding our customer base. Through an expanded product offerings and diversification into areas that complement our core networking business and by capitalizing on our market knowledge, on-the-ground experience and strong relationship networks, Vodatel is well positioned to be selected as the network solutions provider by our existing customers and by other local and foreign telecommunications service providers as they excel their growth in the PRC. Second, managing our margins. We will cautiously invest into research and development of self-branded products and select good quality business opportunities that will strengthen our bottom-line. Third, controlling cost. We will undergo exercises to combine and realign resources to achieve cost savings, yet quality services will not be compromised.

FINANCIAL REVIEW

Turnover and Net Profit

During the year, despite the restructuring of the telecommunications industry, we achieved a turnover of HK$601.1 million, representing an increase of 9.9% over the preceding year. This increase has been attributable to the growth in both of our project sales, which involved in the design and implementation of data networking systems and provision of related engineering services, and trading sales. While gross margin of trading sales levelled, margin of project sales has been affected by higher market competition, effectuating an overall gross margin of 25.3%.

Our strong cash position allowed us to enjoy hefty interest income in the past. Due to declining interest rates, total interest income for the year has been significantly reduced by HK$7.5 million. Coupled with higher total staff costs to further strengthening the sales and technical teams and provisions made to our e-commerce investment caused by a slowdown in e-commerce activities, hence leading to an increase in selling and administrative expenses, net profit for the year amounted to HK$57.0 million. Shareholders' funds reached HK$329.0 million, translating to a return on equity of 17.3% and net asset value of HK$0.54 per share.

Capital Structure, liquidity and financial resources

The Group does not have either short-term or long-term borrowings, other than the US$3.5 million 1.90875% convertible bonds issued to Riverstone. Of the US$3.5 million (HK$27.2 million) convertible bonds, US$2.25 million (HK$17.5 million) of convertible bonds will mature on 28th February 2003 whereas US$1.25 million (HK$9.7 million) will mature on 28th February 2004. With the convertible bonds, gearing ratio (total borrowings/shareholders' funds) stood at 8.3%.

The Group continued to maintain strong liquidity position. As of 30th June 2002, cash and bank deposit of the Group stood at approximately HK$213.4 million (2001: HK$225.5 million), translating to cash per share of HK$0.35.

Employee Information

As at 30th June 2002, the Group had 212 employees of which 75, 15 and 122 employees were based in Macau, Hong Kong and the PRC respectively. Employee costs, excluding Directors' emolument, totaled HK$17.8 million

(2001: HK$11.0 million). The Group remunerates employees based on their performance, experience and prevailing industry practices. It had adopted a share option scheme whereby certain employees of the Group may be granted options to acquire shares. It also offers benefits such as professional training programs to staff to enhance their sense of loyalty.

Capital commitments and significant investments

As at 30th June 2002, the Group did not have any significant capital commitments and significant investments.

Material acquisition /disposals

The Group did not have any material acquisitions or disposals during the reporting period.

Charges on group assets

As at 30th June 2002, the Group did not have any charges on group assets.

Details of material acquisitions and disposals

During the year, the Group did not have any material acquisitions and disposals of subsidiaries and affiliated companies.

Details of future plans for material investment or capital assets

The Directors currently do not have any future plans for material investment or capital assets.

Foreign exchange exposure

The Group mainly earns revenue and incurs cost in Hong Kong dollars, Macau dollars, US dollars and Renminbei. The Directors considers the impact of foreign exchange exposure of the Group is minimal.

Contingent liabilities

At 30th June 2002, the company has provided corporate guarantee of HK$407,000,000 (2001: HK$190,943,000) in favour of certain banks to secure banking facilities granted to certain subsidiaries.

COMPARISON OF BUSINESS OBJECTIVES AS SET OUT IN PROSPECTUS DATED 16TH FEBRUARY 2000 WITH ACTUAL BUSINESS PROGRESS IN RESPECT OF THE SIX MONTHS PERIOD TO 30TH JUNE 2002

Business Objectives	Actual Business Progress
Revenue and business development	
• Continue the business development activities from the last period	• Continued to be awarded projects for the construction of public data networks. With the award of the HK$27.7 million contract by Guangxi China Telecom and the HK$26.9 million by Hebei China Telecom, we successfully extended our foothold into 2 new territories, bringing our customer installation base from 16 to 18 provinces, municipalities and autonomous regions
• Continue to expand sales from integrated data networks comprising DDN and Frame Relay/ATM, Internet access equipment, mobile networking solutions, broadband mobile data solutions and capture business opportunities facilitated by the PRC's entry into the WTO in the PRC	• Customers continued to adopt the integrated data networks concept with contracts being awarded included the HK$20.2 million contract by Hunan China Telecom, the HK$8.9 million contract by Shandong China Telecom and the HK$11.1 million contract by Guizhou China Telecom
• Generate business from sales of IP over SDH systems in the PRC	• Commenced promotion of IP over SDH to telecommunications service providers
• Expand the scope of operating data communications services in the PRC to the extent as allowed under the PRC law	• Business model to roll out data communications services in the PRC under study

Technical and engineering support

- Expand the training facilities in the PRC
- On hold as current training facilities in Guangzhou is sufficient to provide training to our customers and internal technical engineers

R&D

- Continue the R&D activities from the previous period
- Vodatel Crossland, to interface the IP routers and IP switches from other vendors into the network management system, allowing the network management system to handle data traffic routing from equipment from an expanded array of vendors

- Research third-generation mobile communications applications
- To work with LG TOPS to study the market development of third-generation mobile technology and applications

Acquisitions, joint ventures and collaborations

- Continue to explore collaboration opportunities in the PRC and overseas
- Exploring collaboration opportunities with various business partners in selected countries in the Asia Pacific region

Subsidiaries, representative offices and branches

- Implement the decision made in the previous period
- Under review and to be in conjunction with our expansion plan into the Asia Pacific region

USE OF PROCEEDS

The Group raised approximately HK$153 million (including Over-allotment Option) upon listing of the Company.

Comparison of the use of proceeds as stated in the Prospectus with actual application:

Use of proceeds as stated in the Prospectus	Application of proceeds from the initial share offer on 25th February 2000
• Approximately HK$10 million for the expansion of market share into the selected vertical markets in the PRC through marketing and promotion	• Expenses incurred for the expansion of market share into selected vertical markets in the PRC financed through internal generated income
• Approximately HK$10 million for the set up or expansion of new offices in Macau, Hong Kong and representative offices in the PRC	• Approximately HK$5 million for the set up of new office in Macau and setup and expansion of representative offices in the PRC
• Approximately HK$25 million of the market development and the promotion of mobile telecommunications	• Approximately HK$15 million for the acquisition and operating expenditures of our investment in LG TOPS, which engages in CDMA Wireless Local Loop systems and terminals, and MTel, which specializes in data compression and acceleration technology
• Approximately HK$25 million for the development of ISP, e-commerce and Internet-related products and business; and Approximately HK$20 million for the R&D in and the promotion of Internet access equipment	• Approximately HK$33 million for the acquisition and operating expenditures of our investment in Vodatel Crossland, which is engaged in the research and development of e-commerce solutions and hardware applications
• Approximately HK$10 million for the enhancement of the R&D department and for the development of products under its own brand name	• Approximately HK$2 million for the development and enhancement of self-developed products

- Approximately HK$54 million of the balance of the net proceeds for additional working capital

- Balance of net proceeds have been deposited in licensed banks in Hong Kong and will be used for strategic investments and general working capital

Application of proceeds during the current financial year:

- Approximately HK$3.5 million for the set up of new office in Macau and set up and expansion representative offices in the PRC;

- Approximately HK$3 million for the acquisition and operating expenditures of our investment in MTel, which specializes in data compression and acceleration technology; and

- Approximately HK$1 million for the development and enhancement of self-developed products.

The Group plans to apply the balance of net proceeds, amounting to approximately HK$98 million, for the following uses in the next financial period:

- Approximately HK$5 million for the set up or expansion of new offices in Macau and Asia Pacific region and representative offices in the PRC

- Approximately HK$7 million of the market development and the promotion of mobile telecommunications;

- Approximately HK$5 million for the research and development of new products and enhancement of products under our own brand name; and

- Approximately HK$81 million of the balance of the net proceeds for additional working capital.

DIRECTORS' INTERESTS IN SHARE CAPITAL AND OPTIONS

As at 30th June 2002, the interests of the Directors and their associates in the share capital of the Company and its associated corporations as defined in the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

Name of Directors	Number of shares	Nature of interest
Mr. José Manuel dos Santos	293,388,000	Corporate *(Note)*
Mr. Yim Hong	7,357,500	Personal
Mr. Kuan Kin Man	12,262,500	Personal
Ms. Monica Maria Nunes	2,452,500	Personal

Note: These shares are held in the name of Eve Resources Limited. The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. Santos, as trustee of a discretionary family trust.

Under a share option scheme approved by the shareholders of the Company, the board of directors of the Company may, at its discretion, grant options to eligible employees of the group, including executive directors, to subscribe for shares in the Company. The maximum number of shares in respect of which options may be granted under the scheme may not exceed 10% of the issued share capital of the Company from time to time.

On 1st August 2001, share options to subscribe for 2,088,000 and 11,378,000 shares were granted to certain directors of the company and certain employees of the group respectively.

The directors of the Company have been granted the following share options to subscribe for shares in the Company which were all outstanding as 30th June 2002:

	Date of share options granted	Number of shares options granted	Exercise price *HK$*
Mr. José Manuel dos Santos	16th August 2000	290,000	1.19
	1st August 2001	522,000	0.79
Mr. Yim Hong	16th August 2000	290,000	1.19
	1st August 2001	522,000	0.79
Mr. Kuan Kin Man	16th August 2000	290,000	1.19
	1st August 2001	522,000	0.79
Ms. Monica Maria Nunes	16th August 2000	290,000	1.19
	1st August 2001	522,000	0.79

As at 30th June 2002, none of the options being granted to the directors have been exercised or cancelled. Save as disclosed above, none of the Directors or their associates had any interests in the share capital of the Company or its associated corporations (as defined in the SDI Ordinance).

The interests of the management shareholders (as defined in the Rules Governing the Listing of Securities on GEM (the "GEM Listing Rules") in the share capital of the Company are the same as disclosed above.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed above, at no time during the year under review was the Company or its subsidiaries a party to any arrangements to enable the Directors (including their spouses or children under 18 years of age) or chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 30th June 2002, the register of substantial shareholders maintained under Sections 16(1) of the SDI Ordinance shows that the Company has been notified of the following interests, being 10% or more of the Company's issued share capital.

Name of Shareholder	Number of Shares
Eve Resources Limited	293,388,000

COMPETING INTERESTS

None of the Directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business, which competes or may compete with the business of the Group.

SPONSOR'S INTERESTS

The Company's sponsor, Core Pacific - Yamaichi Capital Limited ("Core Pacific - Yamaichi"), its directors, employees or associates (as referred to in Note 3 to rule 6.35 of the GEM Listing Rules), were interested in 130,000 shares of HK$0.10 each in the share capital of the Company as at 30th June 2002.

Pursuant to the agreement dated 16th February 2000 entered into between the Company and Core Pacific - Yamaichi, Core Pacific - Yamaichi has received a fee for acting as the Company's retained sponsor for the period from 16th February 2000 to 30th June 2002.

BOARD PRACTICES AND PROCEDURES

The company has complied with Board Practices and Procedures as set out in rules 5.28 to 5.39 to the Rules Governing the Listing of Secruities on GEM since listed on the GEM of the Stock Exchange.

AUDIT COMMITTEE

The Company established an audit committee on 10th February 2000 with written terms of reference in compliance with Rules 5.23 and 5.24 of the GEM Listing Rules. The audit committee has three members comprising Mr. José Manuel dos Santos, Chairman, and the two independent non-executive Directors, Mr. Chui Sai Cheong and Mr. Lo King Chiu, Charles.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 16th September 2002

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the day of its posting.



VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

網站：http://www.vodatelsys.com；www.irasia.com/listco/hk/vodatel

香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他經驗豐富投資者。

由於創業板上市的公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣的證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網站刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網站，以便取得創業板上市發行人的最新資料。

本公佈(愛達利網絡控股有限公司各董事願共同及個別對此負全責)乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一(1)本公佈所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何其他事實致使本公佈所載任何聲明產生誤導；及(3)本公佈內表達的一切意見乃經審慎周詳考慮後方始作出，並以公平合理的基準和假設為依據。

* 僅供識別

摘 要

- 宣佈連續七年錄得盈利的紀錄。本財政年度營業額由546,900,000港元增加至601,100,000港元，增長9.9%，純利為57,000,000港元

- 成功擴展業務領域至西部的廣西壯族自治區及北部的河北省，愛達利足跡現已遍及18個省、市及自治區

- 現有客戶大部份均接納綜合網絡概念，因而取得數量可觀的合約

- 取得廣東省中國移動轄下的多個移動局總額17,700,000港元的合約，把本集團自行開發的數據影像處理管理系統解決方案連接至他們的業務及經營支援系統

- Riverstone悉數認購本公司發行的3,500,000美元可換股債券

- 於MTel投資以加強我們在無線通訊方面的條件

- 成功在中國推出愛達利及Vodatel Crossland 聯合開發的VCMS網絡管理系統

業績

董事會欣然宣佈本公司及其附屬公司(統稱「本集團」)截至二零零二年六月三十日止年度的經審核綜合業績，連同截至二零零一年六月三十日止年度的經審核比較數字如下：

	附註	二零零二年 千港元	二零零一年 千港元 (重新列賬)
營業額	2	601,108	546,915
銷售成本		(448,860)	(397,933)
毛利		152,248	148,982
其他收益	2	4,237	11,773
銷售開支		(13,539)	(5,745)
行政開支		(72,585)	(57,622)
商譽減值	1(c)	—	(26,668)
經營溢利	3	70,361	70,720
融資成本	4	(173)	—
應佔聯營公司虧損		(876)	(2,155)
除税前溢利		69,312	68,565
税項	5	(10,557)	(14,429)
除税後溢利		58,755	54,136
少數股東權益		(1,763)	—
股東應佔溢利		56,992	54,136
股息	6	9,120	12,160
每股基本盈利	7	9.37仙	8.84仙
每股全面攤薄盈利	7	9.33仙	不適用

· 年內本集團儲備變動如下：

	股份溢價	贖回股本儲備	投資重估儲備	合併儲備	滙兑儲備	保留溢利	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零零年七月一日	92,364	–	1,399	35,549	–	44,622	173,934
採納會計準則第9號(經修訂)的影響	–	–	–	–	–	9,225	9,225
於二零零零年七月一日(重新呈列)	92,364	–	1,399	35,549	–	53,847	183,159
採納會計準則第30號及會計準則第31號的影響	–	–	–	–	–	26,668	26,668
股份購回	(5,774)	702	–	–	–	(702)	(5,774)
重估非買賣證券虧絀	–	–	(1,254)	–	–	–	(1,254)
股東應佔溢利	–	–	–	–	–	54,136	54,136
已付一九九九／二零零零年末期股息	–	–	–	–	–	(9,225)	(9,225)
收購附屬公司的商譽撇銷	–	–	–	–	–	(15,697)	(15,697)
二零零一年六月三十日	86,590	702	145	35,549	–	109,027	232,013
包括：							
擬派二零零零／二零零一年末期股息							12,160
於二零零一年六月三十日的儲備							219,853
							232,013
公司及附屬公司	86,590	702	145	35,549	–	111,625	234,611
聯營公司	–	–	–	–	–	(2,598)	(2,598)
於二零零一年六月三十日	86,590	702	145	35,549	–	109,027	232,013

年內本集團儲備變動如下(續):

	股份溢價	贖回股本儲備	投資重估儲備	合併儲備	滙兑儲備	保留溢利	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零一年七月一日(過往呈報)	86,590	702	145	35,549	–	96,867	219,853
採納會計準則第9號(經修訂)的影響	–	–	–	–	–	12,160	12,160
於二零零一年七月一日(重新呈列)	86,590	702	145	35,549	–	109,027	232,013
重估非買賣證券虧絀	–	–	(2,517)	–	–	–	(2,517)
因換算海外附屬公司及聯營公司賬目產生的匯兑差額	–	–	–	–	(10)	–	(10)
股東應佔溢利	–	–	–	–	–	56,992	56,992
已付二零零零/二零零一年末期股息	–	–	–	–	–	(12,160)	(12,160)
已付二零零一/二零零二年中期股息	–	–	–	–	–	(6,080)	(6,080)
二零零二年六月三十日	86,590	702	(2,372)	35,549	(10)	147,779	268,238
包括:							
擬派二零零一/二零零二年末期股息							3,040
於二零零二年六月三十日的儲備							265,198
							268,238
公司及附屬公司	86,590	702	(2,372)	35,549	(10)	151,264	271,723
聯營公司	–	–	–	–	–	(3,485)	(3,485)
於二零零二年六月三十日	86,590	702	(2,372)	35,549	(10)	147,779	268,238

分部報告

主要申報格式－按業務劃分

本集團主要業務分為以下兩類：

－ 數據網絡系統設計，銷售與開發及提供相關工程服務

－ 貨品銷售

各業務分部之間並無進行銷售或其他交易。

	數據網絡系統設計，銷售與開發及提供相關工程服務 二零零二年 千港元	銷售貨品 二零零二年 千港元	本集團 二零零二年 千港元
營業額	521,582	79,526	601,108
分部業績	69,994	15,931	85,925
未分配收入			4,237
未分配成本			(19,801)
經營溢利			70,361
融資成本			(173)
應佔聯營公司虧損			(876)
除税前溢利			69,312
税項			(10,557)
除税後溢利			58,755
少數股東權益			(1,763)
股東應佔溢利			56,992
分部資產	275,777	26,392	302,169
於聯營公司的投資			6,591
未分配資產			243,515
資產總值			552,275
分部負債	86,733	11,732	98,465
未分配負債			124,774
負債總額			223,239
未分配資本開支			5,743
未分配折舊			2,210
未分配減值開支			1,674
其他非現金開支	117	26	143
未分配非現金開支			2,996

	數據網絡系統設計，銷售與開發及提供相關工程服務 二零零一年 千港元	銷售貨品 二零零一年 千港元	本集團 二零零一年 千港元 (重新列賬)
營業額	471,885	75,030	546,915
分部業績	84,670	16,366	101,036
未分配收入			11,773
未分配成本			(42,089)
經營溢利			70,720
應佔聯營公司虧損			(2,155)
除稅前溢利			68,565
融資成本			–
稅項			(14,429)
除稅後溢利			54,136
少數股東權益			–
股東應佔溢利			54,136
分部資產	248,273	34,662	282,935
於聯營公司的投資			6,609
未分配資產			258,905
資產總值			548,449
分部負債	135,513	22,527	158,040
未分配負債			97,598
負債總額			255,638
未分配資本開支			23,403
未分配折舊			2,188
未分配減值開支			26,668
其他非現金開支	310	47	357
未分配非現金開支			97

次要申報格式－按地區劃分

本集團在兩個主要地區－中國及澳門經營數據網絡系統設計、銷售與開發及提供相關工程服務之銷售貨品的業務。

各地區分部之間並無進行銷售或其他交易。

	營業額 二零零二年 千港元	分部業績 二零零二年 千港元	資產總值 二零零二年 千港元	資本開支 二零零二年 千港元
中國	541,906	81,300	113,402	－
澳門	59,202	4,625	188,767	－
	601,108	85,925	302,169	－
未分配收入		4,237		
未分配成本		(19,801)		
經營溢利		70,361		
於聯營公司的投資			6,591	
未分配資產			243,515	
資產總值			552,275	
未分配資本開支				5,743

	營業額 二零零一年 千港元	分部業績 二零零一年 千港元 (重新列賬)	資產總值 二零零一年 千港元	資本開支 二零零一年 千港元
中國	541,603	99,247	85,388	－
澳門	5,312	1,789	197,547	－
	546,915	101,036	282,935	－
未分配收入		11,773		
未分配成本		(42,089)		
經營溢利		70,720		
於聯營公司的投資			6,609	
未分配資產			258,905	
資產總值			548,449	
未分配資本開支				23,403

賬目附註：

1. 編製基準

(a) 該等賬目已根據香港公認會計原則及香港會計師公會（「香港會計師公會」）發出的會計準則編製。該等賬目並按照歷史成本編製，惟非買賣證券按公平值列賬。

(b) 於本年度，本集團採納下列香港會計師公會發出的經修訂或新會計實務準則（「會計準則」），並由二零零一年一月一日或之後開始的會計期間生效，惟另有列明則除外：

會計準則第9號（經修訂）	：	資產負債表日後事項
會計準則第26號	：	分部報告
會計準則第28號	：	撥備、或然負債及或然資產
會計準則第30號	：	企業合併
會計準則第31號	：	資產減值
會計準則第32號	：	綜合財務報表和對附屬公司投資之會計處理

於本年度，本集團提早採納下列香港會計師公會發出的經修訂會計準則，並由二零零二年一月一日或之後開始的會計期間生效，惟另有列明則除外：

會計準則第1號（經修訂）	：	呈列財務報告
會計準則第11號（經修訂）	：	外幣換算
會計準則第15號（經修訂）	：	現金流量表

(c) **商譽**

商譽指收購成本超出本集團於收購當日期應佔收購的附屬公司及聯營公司的資產淨值的公平值。

根據會計準則第30號，於二零零一年七月一日或之後，因收購產生的商譽乃計入無形資產，並按直線法以其估計可使用年期（但不超過二十年）攤銷。

於二零零一年七月一日之前因收購產生的商譽會於儲備撇銷。本集團已利用會計準則第30號的過渡性條文第1(a)條，並無將過往在儲備撇銷的商譽重新呈列。然而，因該項商譽產生的減值會根據會計準則第31號列賬。根據會計準則第30號的過渡性條文，倘自收購之日起，過往在儲備撇銷的商譽產生減值虧損，及過往並無任何政策確認該等減值虧損，則此項會計政策的轉變已追溯應用，而減值虧損已獲確認為上年度的調整。因此，本集團已追溯重列其過往呈報於截至二零零一年六月三十日止年度的純利，減少約26,668,000港元。

2. 收益及營業額

數據網絡系統設計，銷售與開發及提供相關工程服務所得收益乃於妥善完成安裝後確認，一般與系統交付客戶時同時發生。

貨品銷售所得收益乃於風險轉移及擁有權交付後確認，一般與貨品付運予客戶及所有權轉交時同時發生。

本集團主要從事提供數據網絡系統，設計、銷售與開發相關工程服務及貨品銷售。年內已確認的收益如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
營業額		
數據網絡系統，設計、銷售與開發及提供相關工程服務	521,582	471,885
貨品銷售	79,526	75,030
	601,108	546,915
其他收益		
股息收入	649	686
利息收入	3,588	11,087
	4,237	11,773
收益總額	605,345	558,688

3. 經營溢利

經營溢利乃計入及扣除下列各項後列賬：

	二零零二年 千港元	二零零一年 千港元
計入		
匯兌收益淨額	1,654	—
扣除		
核數師酬金		
一本年度	1,217	1,200
一上年度撥備不足	—	235
存貨成本	418,716	394,417
固定資產折舊	2,210	2,188
投資非買賣證券虧值	1,674	—
出售固定資產虧損	2	97
匯兌虧損淨額	—	1,163
有關土地及樓宇的經營租賃	2,674	1,932
呆賬撥備	—	357
聯營公司墊款撥備	2,996	—
研究及開發成本	159	146
退休福利費用	653	502
員工費用(包括董事酬金)	31,659	27,023

4. 融資成本

	二零零二年 千港元	二零零一年 千港元
可換股債券利息	173	—

5. 稅項

稅項支出包括：

	二零零二年 千港元	二零零一年 千港元
香港利得稅(附註a)	—	—
澳門補充利得稅(附註b)	10,274	14,429
中國所得稅(附註c)	283	—
	10,557	14,429

(a) 本集團於本年度並無香港估計應課稅溢利，故賬目並無就香港利得稅提取撥備。

(b) 澳門補充利得稅是按本集團在澳門經營的成員公司的估計應課稅溢利的15.75%計算。

(c) 中國所得稅及就在中國經營的附屬公司的年內估計應課稅溢利按33%計算。

(d) 本年度並無任何重大未撥備遞延稅項(二零零一年：無)。

6. 股息

	二零零二年 千港元	二零零一年 千港元
已付二零零一／二零零二年中期股息 每股普通股0.01港元(二零零零／二零零一年：無)	6,080	—
擬派二零零一／二零零二年末期股息 每股普通股0.005港元 (二零零零／二零零一年：0.02港元)	3,040	12,160
	9,120	12,160

附註：

(a) 過往列賬的於結算日後才建議派付及宣派的末期股息，截至二零零零年及二零零一年六月三十日止年度，分別為9,225,000港元及12,160,000港元。根據本集團的新會計政策，該等款額已撥回於二零零零年及二零零一年七月一日的儲備期初款額，現時自宣派的期間扣除。

(b) 於二零零二年九月十六日舉行的董事會議上，董事建議派付末期股息每股0.5港仙(二零零一年：2.0港仙)予二零零二年十一月五日登記於本公司股東名冊的股東。股息將於二零零二年十一月十九日派付。此項擬派股息並無反映在該等賬目的應付股息，惟將會列入截至二零零二年六月三十日止年度的保留盈利攤分項下。連同中期股息1.0港仙，全年每股股息合共達1.5港仙(二零零一年：2.0港仙)。

(c) 本公司將於二零零二年十一月一日(星期五)至二零零二年十一月五日(星期二)(包括首尾兩日)暫停辦理股東登記手續，於該期間將不會辦理任何股份過戶登記。如欲符合資格獲發末期股息，所有轉讓文件連同有關股票最遲須於二零零二年十月三十一日(星期四)下午四時正前送達本公司之香港股份過戶分處，雅柏勤證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓，辦理股份過戶登記手續。

7. 每股盈利

每股基本盈利是按本集團股東應佔溢利56,992,000港元(二零零一年(經重列)：54,136,000港元)及年內已發行股份的加權平均數607,984,000股(二零零一年：612,184,331股)計算。

每股全面攤薄盈利是按經調整的溢利57,137,753港元，假設全部已發行可換股債券及全部未行使購股權(具反攤薄作用的購股權除外)已轉換及可節省融資成本的加權平均數及已發行及可發行股份的加權平均數612,211,940股計算。

由於並無具攤薄作用的普通股，故並無披露截至二零零一年六月三十日止年度的每股全面攤薄盈利。

管理層討論及分析

行業概覽

在中國加入世界貿易組織後，隨着市場逐步開放及在中國政府的加強競爭及提高服務水平的決心下，中國電訊行業在中國信息產業部規管下進行了重組。在回顧期間，固網經營商中國電信被分拆為兩間龐大的電訊企業，即負責中國南部的中國電信，及涵蓋北方10個省份並與中國網通及中國吉通合併的China Network Communications。由於業內的重組及合併，導致電訊服務運營商的資本開支短暫放緩。我們相信在重組及整合落定後，電訊公司將推動基建開支。

營運回顧

數據網絡基建

我們繼續在為中國電訊服務運營商建造公眾數據基建的核心業務取得穩定業績。儘管電訊業進行重組，惟中國的經濟增長依然驅使主要的電訊服務運營商不斷擴充及提升其公眾數據網絡，以應付蓬勃的商業活動。

綜合數據網絡概念，即以組成一體式平台提高網絡資源的使用效率，已獲得我們客戶的廣泛接受並採用。年內取得的主要項目，包括貴州中國電信的11,100,000港元合約，為貴州建設省級寬頻ATM網絡及把其與現有的數碼數據網絡整合；及湖南中國電信的20,200,000港元合約，為其提升及整合數碼數據網絡及ATM／幀中繼網絡；還未計廣東中國電信的124,000,000港元合約及上海中國電信合共30,000,000港元的合約，以擴充及提升其現有的綜合網絡。精湛的技術能力及豐富的市場知識，讓我們能夠擴展業務覆蓋的地域。在取得廣西中國電信27,700,000港元的合約，為其重整廣西壯族自治區的數碼數據網絡及ATM／幀中繼網絡，以及河北中國電信26,900,000港元的合約，在河北省擴充其ATM網絡及與其數碼數據網絡整合後；本集團的客戶安裝基礎已擴展至遍佈中國的18個省、市及自治區。

鑑於中國的寬頻IP城域網絡市場的巨大潛力，及我們先前涉足建造寬頻IP城域網絡的成功；我們取得分銷Riverstone的核心路由交換機，以不斷豐富產品系列及加強專業能力以爭取更多寬頻IP網絡項目。此外，為使客戶優先選擇本集團的網絡解決方案，我們積極物色創新的增值產品及應用以擴濶我們可提供的產品。年內，除經銷Alcatel、Juniper、Riverstone及Extreme各自的核心網絡基建設備外，我們尚引入Packeteer的管理基建系統，Mirapoint的互聯網訊息軟件及訊息伺服器基建設備，以及Inktomi的可擴展網絡基建軟件方案。

技術服務

我們不繼建設及提升本集團的技術支援隊伍，以毫無疑問的能力及優質的售後服務，在市場的競爭者中鶴立雞群。在擴展了客戶安裝基礎後，我們正籌備在原有的十三個中國代辦處外，再增設代辦處。已建立的全國代辦處網絡不僅對客戶查詢迅速回應及提供優質服務（特別是在解決故障方面），還為愛達利與當地電訊服務運營商維繫穩固的關係，及當商機出現時，可迅速抓緊。

無線通訊

為使我們在無線／流動通訊的業務範疇具備有利條件，本集團除與以韓國為基地的Lucky Goldstar Group有合營公司外，我們已投資於Mobile Telecom Network (Holdings) Limited（「MTel」），從而利用其於數據壓縮、加速、設備特定重新格式化及多項應用整合方面的專長。透過MTel的平台，多種客戶終端設備，例如流動電話、個人數碼助理、手提電腦及其他流動設備傳送數據的速度將可大幅提升。我們現正與MTel合作，利用本集團擁有的市場推廣及關係網絡，向中國多個省份的中國電信推廣MTel的產品及服務。

自行開發產品

在年內，我們成功自行開發並向廣東中國移動推廣VodaImage，並取得廣東中國移動轄下七個流動電信局的合約，包括惠州、東莞、順德、佛山、廣州、汕頭及湛江等合共17,700,000港元。VodaImage是被選為數碼影像處理管理解決方案，與廣東中國移動的業務與經營支援系統連接，以配合該公司向客戶推出的一系列服務，例如處理單據、流程處理及客戶支援。

為擴闊VodaImage的應用範圍，我們正在評估數個方案把VodaImage與VodaMax（另自行開發的監察系統）整合到其他縱向市場的應用，例如供政府機關禁區監察的解決方案，以及進行全面交通控制和供交通巡邏作監察方案。

因企業對電子商貿轉趨謹慎，Vodatel Crossland的業務受到影響。然而，我們仍成功地為澳門政府的Government Communication Services Bureau 安裝了新經濟貿易平台(NETP)，使其可採用電子操作程序。該項目已成為推廣NETP的案例。此外，我們亦已開始在中國向包括互聯網服務運營應商銷售由愛達利及Vodatel Crossland聯合開發的VCMS網絡管理系統。

前景

今年是愛達利的十周年。回顧過去，我們是投入中國電信市場的先驅。自從公司於一九九二年在上海建立第一個數碼數據網絡，我們引以為榮的是經過十年的時間，愛達利已在遍佈中國18個省、市及自治區建造公眾數據網絡，並與當地的電訊服務運營商合作，以支援其公眾數據網絡。

多年來，我們一直專注於電訊市場，致力瞭解及掌握不斷演變的市場，聆聽客戶的意見，物色最好的產品，提供快捷的優質服務，以及加強我們的專業技術知識。所有這些努力及質素奠下穩固的基礎，使愛達利今天成為業內可靠的技術夥伴及信譽卓着的網絡解決方案供應商。

為股東增值仍是我們的首要目標。隨着電訊市場逐步開放，我們深信，我們的優良往績可在將來延續，並不斷取得穩健的業績。首先，是增加來自每名客戶的收益及擴闊我們的客戶基礎。通過擴大產品範圍及向可補充核心業務的範疇進行多元化，以及利用我們的市場知識、紮實的經驗及鞏固的關係網絡，愛達利具備極有利的條件獲現有客戶選為網絡方案供應商，及當本地和外國電訊服務運營商在中國擴充業務時獲選為供應商。其次，是管控邊際利潤。我們將謹慎地投資研發自已品牌的產品及選取可增加盈利的良好商機。其三，是控制成本。我們會合併及重組資源以節省成本，惟不會犧牲服務質素。

財務回顧

營業額及溢利淨額

在期內，儘管電訊行業在重組，本集團仍能錄得營業額601,100,000港元，比去年增加9.9%。營業額增加是由於涉及數據網絡系統設計，銷售及推行的項目銷售，以及有提供有關的工程服務及貨品銷售均有增長所致。當貨品銷售之毛利率與去年相若，較大市場競爭影響了項目銷售之毛利率，導致整體毛利率達25.3%。

我們擁有的高現金水平在過去帶來可觀的利息收入，惟由於利率下降，本年度的利息收入總額顯著減少了7,500,000港元，因而令本集團的邊際經營溢利轉遜。加上在銷售及行政開支增加下，本年度本集團錄得溢利淨額57,000,000港元。銷售及行政開支增加的主要原因是為加強銷售及技術隊伍令員工總薪酬增加，及因電子商貿放緩而就電子商貿投資作出撥備。股東資金達329,000,000港元，相當於股本回報率為17.3%及資產淨值每股0.54港元。

資本架構、流動資金及財政資源

除發行予Riverstone 3,500,000美元1.90875%可換股債券外，本集團並無短期或長期借貸。於該3,500,000美元(27,200,000港元)的可換股債券當中，其中2,250,000美元(17,500,000港元)可換股債券將於二零零三年二月二十八日到期，而1,250,000美元(9,700,000港元)將於二零零四年二月二十八日到期。計入可換股債券，本集團的資產負債比率(借貸總額／股東資金)則為8.3%。

本集團繼續維持穩健的流動資金水平。於二零零二年六月三十日，本集團的現金及銀行存款約為213,400,000港元(二零零一年：225,500,000港元)，相當於現金每股0.35港元。

僱員資料

於二零零二年六月三十日，本集團共有212名僱員，其中75、15及122名僱員分別在澳門、香港及中國工作。僱員費用(不包括董事酬金)合共17,800,000港元(二零零一年：11,000,000港元)。本集團根據僱員的表現、經驗及當時業內的慣例給予僱員報酬。本集團已採納購股權計劃，據此，本集團若干僱員可獲授購股權以購買股份。本集團亦為員工提供專業培訓計劃等福利，以加強僱員的忠誠感。

資本承擔及重大投資

於二零零二年六月三十日，本集團概無任何重大資本承擔及重大投資。

重大收購／出售事項

本集團於申報期間內概無任何重大收購／出售事項。

集團資產的抵押

於二零零二年六月三十日，本集團並無就集團的資產作出抵押。

重大投資或購入資本資產的未來計劃詳情

董事現時概無任何重大投資或購入資本資產的未來計劃。

外滙風險

本集團主要以港元、澳門元、美元及人民幣賺取收益及產生成本。董事認為本集團的外滙風險的影響屬微不足道。

或然負債

於二零零二年六月三十日，本公司已為若干銀行提供公司擔保407,000,000港元(二零零一年：190,943,000港元)，作為批予若干附屬公司的銀行融資。

載於日期為二零零零年二月十六日的招股章程內的業務目標與截至二零零二年六月三十日六個月期間的實際業務發展的比較

業務目標	實際業務發展
收益及業務發展	
• 繼續自上個期間已開展的業務	• 繼續獲批承建公眾數據網絡的項目。獲得廣西中國電信27,700,000港元的合約及河北中國電信批出26,900,000港元的合約，標誌着本集團已成功踏足兩個新地區，使集團的客戶群由16個省、市自治區擴展至18個

業務目標	實際業務發展
• 繼續在國內提高來自綜合數據網絡(包括數碼數據網絡及幀中繼/ATM、互聯網存取設備、流動網絡方案、寬帶流動數據方案)的銷售，以及把握中國加入世貿所帶來的商機	• 客戶繼續採用綜合數據網絡的概念，而本公司並取得包括湖南中國電信20,200,000港元，山東中國電信8,900,000港元及貴州中國電信11,100,000港元等合約
• 於國內進行SDH系統的IP協定銷售以創造生意額	• 向電訊服務供應商推廣SDH的IP已展開
• 在中國法律許可情況下，擴大在中國經營的數據通信服務範圍	• 正就於中國推出數據通信服務的商業模式進行研究
技術及工程支援	
• 擴展中國的培訓設施	• 暫緩擴充計劃，因廣州現有的培訓設施已足以應付向客戶及內部技術工程師提供培訓
研究與開發	
• 繼續自上個期間已展開的研究及開發活動	• 通過Vodatel Crossland，為其他公司的IP路由器及IP交換機提供接口，接駁至網絡管理系統，使該系統能夠處理更多公司的設備所發送的數據
• 研究第三代流動通信應用程式	• 與LG TOPS携手研究第三代流動通信技術及應用的市場發展
收購、合營及合作	
• 繼續開拓中國及海外的合作機會	• 在亞太區選定的國家尋求與不同的業務夥伴進行合作的機會
附屬公司、代表辦事處及分公司	
• 落實上個期間的決定。	• 正在檢討中，並與進軍亞太區的步伐一致

所得款項用途

本集團上市集資所得約為153,000,000港元(包括超額配發)。

於招股章程載述的所得款項用途與實際運用情況的比較如下：

招股章程所述的所得款項用途	自二零零零年二月二十五日初次招股所得款項的運用情況
• 約10,000,000港元用作透過市場推廣及促銷，進軍中國選定縱向市場，擴大市場份額	• 進軍中國選定縱向市場，擴大市場份額的開支由內部產生的收入資金支付
• 約10,000,000港元用作在澳門及香港設立或擴充新辦事處或在中國設立或擴充代表辦事處	• 已動用約5,000,000港元在澳門設立新辦事處及在中國設立新及擴充代表辦事處
• 約25,000,000港元用作流動電訊推廣促銷	• 就我們於LG TOPS及MTel的投資，已動用約15,000,000港元作收購及營運開支。LG TOPS從事CDMA無線區域回路系統及終端機業務，而MTel則專長於數據壓縮及加速技術
• 約25,000,000港元用作開發互聯網服務供應商、電子商業及互聯網相關產品及業務；及 約20,000,000港元用作研究與開發及推廣上網設備	• 就我們於Vodatel Crossland 的投資，已動用約33,000,000港元作收購及營運開支。Vodatel Crossland 從事開發電子商貿解決方案及硬件應用
• 約10,000,000港元用作提升研究與發展部門及發展本身品牌產品	• 已動用約2,000,000港元以開發及提升自行開發產品
• 所得款項的餘額約54,000,000港元用作額外的營運資金	• 所得款項餘額已存於香港持牌銀行，並將用作策略性投資及一般營運資金

本財政年度運用所得款項的情況：

- 約3,500,000港元用於在澳門設立新辦事處及中國設立及擴充代表辦事處；
- 就我們於MTel的投資，動用約3,000,000港元作收購及營運開支，MTel專長於數據壓縮及加速技術；及
- 約1,000,000港元用於開發及提升自行開發產品。

本集團計劃在未來的財政年度間，按以下用途運用所得款項餘額約98,000,000港元：

- 動用約5,000,000港元於澳門及亞太區設立或擴充新辦事處，及於中國設立或擴充代表辦事處；
- 動用約7,000,000港元作流動電訊推廣促銷；
- 動用約5,000,000港元作研發新產品及提升本身品牌產品；及
- 所得款項餘額約81,000,000港元作額外營運資金。

董事的股本及購股權權益

於二零零二年六月三十日，各董事及彼等的聯繫人於本公司及其相聯法團(定義見證券(披露權益)條例(「披露權益條例」)的股本中，擁有記錄於根據披露權益條例第29條須存置的登記冊的權益如下：

董事姓名	股份數目	權益性質
José Manuel dos Santos先生	293,388,000	公司 (附註)
嚴康先生	7,357,500	個人
關鍵文先生	12,262,500	個人
Monica Maria Nunes 女士	2,452,500	個人

附註： 該等股份以Eve Resources Limited的名義持有。Eve Resources Limited的全部已發行股本由Santos先生擁有的一間全資公司持有，作為全權家族信託的信託人。

根據本公司股東批准的購股權計劃，本公司董事會可酌情授予本集團合資格僱員(包括執行董事)購股權，以認購本公司股份。根據該計劃可能授出購股權獲行使而認購的股份數目上限，不得超逾本公司不時已發行股本的10%。

於二零零一年八月一日，將可認購2,088,000股及11,378,000股股份的購股權分別授予本公司的若干董事及本集團若干僱員：

本公司董事已獲授以下可認購本公司股份的購股權，所有購股權於二零零二年六月三十日尚未行使：

	獲授購股權的日期	獲授購股權數目	行使價 港元
José Manuel dos Santos先生	二零零零年八月十六日	290,000	1.19
	二零零一年八月一日	522,000	0.79
嚴康先生	二零零零年八月十六日	290,000	1.19
	二零零一年八月一日	522,000	0.79
關鍵文先生	二零零零年八月十六日	290,000	1.19
	二零零一年八月一日	522,000	0.79
Monica Maria Nunes女士	二零零零年八月十六日	290,000	1.19
	二零零一年八月一日	522,000	0.79

於二零零二年六月三十日，並無任何上述授予董事之購股權獲行使或註銷。除上文披露者外，董事或彼等的聯繫人概無於本公司或其相聯法團(定義見披露權益條例)的股本中擁有任何權益。

管理層股東(定義見創業板證券上市規則(「創業板上市規則」))於本公司股本中的權益與上文所披露者相同。

董事收購股份的權利

除上文所披露者外，本公司或其附屬公司並無於回顧年度內訂立任何安排，使本公司的董事(包括彼等的配偶或十八歲以下的子女)或行政總裁可藉著收購本公司或任何其他法人團體的股份或債券而獲益。

主要股東

於二零零二年六月三十日，根據披露權益條例第16(1)條須存置登記冊所記錄，佔本公司已發行股本10%或以上的主要股東權益如下：

股東名稱	股份數目
Eve Resources Limited	293,388,000

競爭權益

本公司的董事或管理層股東(定義見創業板上市規則)概無於與或可能與本集團業務競爭的業務中擁有權益。

保薦人的權益

本公司保薦人京華山一企業融資有限公司(「京華山一」)、其董事、僱員或聯繫人(誠如創業板上市規則第6.35條附註3內所述),擁有本公司於截至二零零二年六月三十日之股本中130,000股每股面值0.10港元的股份。

根據本公司與京華山一於二零零零年二月十六日訂立的協議,京華山一已收取費用以為其於二零零零年二月十六日至二零零二年六月三十日期間出任本公司的保薦人。

董事會常規及程序

自於聯交所創業板上市以來,本公司已遵從創業板證券上市規則第5.28條至5.39條所載的董事會常規及程序的規定。

審核委員會

本公司於二零零零年二月十日按照符合創業板上市規則第5.23及第5.24條的職權範圍書成立審核委員會。審核委員會由三名成員所組成,包括主席José Manuel dos Santos先生及兩名獨立非執行董事崔世昌先生及盧景昭先生。

購買、出售或贖回上市證券

於本年度內,本公司或其任何附屬公司概無購買、出售或購回本公司任何上市證券。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港,二零零二年九月十六日

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登最少七日。


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

NOTICE OF BOARD OF DIRECTORS' MEETING

The board of directors (the "Board") of Vodatel Networks Holdings Limited (the "Company") hereby announces that a meeting of the Board will be held at No. 74 da Rua da Felicidade Edf. Vodatel, Taipa, Macau on 16th September, 2002 at 3:00 p.m. for the following purposes:

1 To consider and approve the audited consolidated results of the Company and its subsidiaries for the year ended 30th June, 2002 (the "Final Results") and approve the draft announcement of the Final Results to be published on the GEM website, the Company website and irasia.com website;

2 To consider the payment of a final dividend, if any;

3 To consider the closure of the Register of Members, if necessary;

4 To consider the time and venue of the forthcoming Annual General Meeting of the members of the Company; and

5 To transact any other business.

By order of the Board
Vodatel Networks Holdings Limited
Josė Manuel dos Santos
Chairman

Hong Kong, 4th September, 2002

This announcement will remain on the GEM Web Site on the "Latest Company Announcement" page for at least 7 days from the date of its positing.

* *For identification purpose only*

本公佈乃根據香港聯合交易所有限公司《創業板證券上市規則》之規定提供有關愛達利網絡控股有限公司之資料。愛達利網絡控股有限公司各董事個別及共同對本公佈承擔全部責任。各董事於作出一切合理諮詢後確認，就彼等所知及所信：(1)本公佈所載之資料在各重大方面均屬真確及完整，且無誤導；(2)本公佈並無遺漏任何其他事項，致使本公佈之內容有所誤導；而(3)本公佈所表達之意見已經審慎周詳考慮，並按公平合理之基準及假設而作出。


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

董事會會議公告

愛達利網絡控股有限公司(「本公司」)董事會(「董事會」)謹此公佈，董事會將於二零零二年九月十六日下午三時正假座澳門氹仔永福街74號愛達利大廈舉行會議，以商討下列事項：

(1) 考慮及通過本公司及各附屬公司截至二零零二年六月三十日止財政年度之經審核綜合業績(「全年業績」)，並通過將全年業績公佈草案刊登於創業板網站、本公司網站及irasia.com網站；

(2) 考慮派付末期股息(如有)；

(3) 考慮暫停辦理股份過戶登記手續(倘有需要)；

(4) 考慮應屆股東週年大會舉行之時間及地點；及

(5) 處理任何其它事項。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零二年九月四日

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登最少七日。

* 僅供識別